Exhibit 99.2

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion’s ability to fund such expenditures; Vermilion’s additional debt capacity providing it with additional working capital; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2020 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion’s future project inventory, and the wells expected to be drilled in 2020; exploration and development plans and the timing thereof; Vermilion’s ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion’s hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion’s hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

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Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point.
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
tCO2e	tonnes of carbon dioxide equivalent
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

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Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated March 5, 2020, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three months and year ended December 31, 2019 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 and 2018, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The audited consolidated financial statements for the year ended December 31, 2019 and comparative information have been prepared in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS” or, alternatively, “GAAP”) as issued by the International Accounting Standards Board ("IASB").

This MD&A includes references to certain financial and performance measures which do not have standardized meanings prescribed by IFRS. These measures include:

•	Fund flows from operations: Fund flows from operations is a measure of profit or loss in accordance with IFRS 8 “Operating Segments”. Please see "Segmented Information" in the "Notes to the Consolidated Financial Statements" for a reconciliation of fund flows from operations to net earnings. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments.
•	Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements". Net debt is comprised of long-term debt plus current liabilities less current assets and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. Please see "Capital disclosures" in the "Notes to the Consolidated Financial Statements" for additional information.
•	Netbacks: Netbacks are per boe and per mcf performance measures used in the analysis of operational activities. We assess netbacks both on a consolidated basis and on a business unit basis in order to compare and assess the operational and financial performance of each business unit versus other business units and also versus third-party crude oil and natural gas producers.

In addition, this MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “Non-GAAP Financial Measures”.

Condensate Presentation

We report our condensate production in Canada and the Netherlands business units within the crude oil and condensate production line.  We believe that this presentation better reflects the historical and forecasted pricing for condensate, which is more closely correlated with crude oil pricing than with pricing for propane, butane, and ethane (collectively “NGLs” for the purposes of this report).

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Guidance

On October 25, 2018, we released our 2019 capital budget and related guidance. On February 27, 2019, we deferred some activity to later in the year and reallocated capital between business units, although the 2019 total budget and production guidance remained unchanged. On October 31, 2019, we reduced our 2019 capital expenditure guidance to $520 million and our 2019 annual production guidance to 100,000 to 101,000 boe/d. Actual 2019 capital spending of $523 million was within 1% of our guidance and 2019 average production of 100,357 boe/d was approximately at the mid-point of our revised guidance range.

On October 31, 2019, we released our 2020 capital budget and associated production guidance.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2019 Guidance
2019 Guidance	October 25, 2018	530	101,000 to 106,000
2019 Guidance	October 31, 2019	520	100,000 to 101,000
2019 Actual Results	March 6, 2020	523	100,357
2020 Guidance
2020 Guidance	October 31, 2019	450	100,000 to 103,000

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Vermilion's Business

Vermilion is a Calgary, Alberta based international oil and gas producer focused on the acquisition, exploration, development, and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices. This MD&A separately discusses each of our business units in addition to our corporate segment.

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Consolidated Results Overview

	Q4 2019	Q3 2019	Q4 2018	Q4/19 vs. Q3/19	Q4/19 vs. Q4/18	2019	2018	2019 vs. 2018
Production
Crude oil and condensate (bbls/d)	46,261	47,242	47,678	(2.1)%	(3.0)%	47,902	39,182	22.3%
NGLs (bbls/d)	8,160	7,772	7,815	5.0%	4.4%	7,984	6,366	25.4%
Natural gas (mmcf/d)	260.72	253.36	276.77	2.9%	(5.8)%	266.82	250.33	6.6%
Total (boe/d)	97,875	97,239	101,621	0.7%	(3.7)%	100,357	87,270	15.0%
Sales
Crude oil and condensate (bbls/d)	44,423	48,979	47,620	(9.3)%	(6.7)%	47,936	38,741	23.7%
NGLs (bbls/d)	8,160	7,772	7,815	5.0%	4.4%	7,984	6,366	25.4%
Natural gas (mmcf/d)	260.72	253.36	276.77	2.9%	(5.8)%	266.82	250.33	6.6%
Total (boe/d)	96,037	98,976	101,563	(3.0)%	(5.4)%	100,391	86,829	15.6%
Build (draw) in inventory (mbbls)	169	(159)	5			(12)	160
Financial metrics
Fund flows from operations ($M)	215,592	216,153	222,342	(0.3)%	(3.0)%	908,055	838,652	8.3%
Per share ($/basic share)	1.38	1.39	1.46	(0.7)%	(5.5)%	5.87	5.96	(1.5)%
Net earnings (loss) ($M)	1,477	(10,229)	323,373	N/A	(99.5)%	32,799	271,650	(87.9)%
Per share ($/basic share)	0.01	(0.07)	2.12	N/A	(99.5)%	0.21	1.93	(89.1)%
Net debt ($M)	1,993,194	2,001,870	1,929,529	(0.4)%	3.3%	1,993,194	1,929,529	3.3%
Cash dividends ($/share)	0.690	0.690	0.690	—%	—%	2.760	2.715	1.7%
Activity
Capital expenditures ($M)	100,625	127,879	163,580	(21.3)%	(38.5)%	523,164	518,214	1.0%
Acquisitions ($M)	9,165	4,657	2,689			38,472	1,759,425
Gross wells drilled	28.00	47.00	73.00			176.00	185.00
Net wells drilled	17.25	45.31	45.08			153.38	147.93

Financial performance review

Q4 2019 vs. Q3 2019

•	We recorded net earnings for Q4 2019 of $1.5 million ($0.01/basic share) compared to a net loss of $10.2 million ($0.07/basic share) in Q3 2019. This quarter-over-quarter increase in net earnings was primarily driven by a net unrealized gain on derivatives and foreign exchange of $12.5 million (compared to a net unrealized loss of $32.8 million in Q3 2019) and a decrease in depletion and depreciation expense of $34.1 million. This increase to net earnings was partially offset by an increase in deferred tax expense of $26.5 million and a $46.1 million impairment charge recorded on our Corrib asset.

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•	Fund flows from operations of $215.6 million during Q4 2019 was flat versus Q3 2019. We recorded lower sales volumes as the result of an Australian inventory build during the current quarter. This decrease was offset by stronger natural gas prices and a tax recovery in the Netherlands.

Q4 2019 vs. Q4 2018

•	We recorded net earnings for Q4 2019 of $1.5 million ($0.01/basic share) compared to net earnings of $323.4 million ($2.12/basic share) in Q4 2018. This change was primarily driven by a smaller unrealized derivative gain in the current quarter of $12.5 million (compared to an unrealized derivative gain of $236.7 million in Q4 2018), the gain on business combinations of $128.2 million recorded in Q4 2018, and an impairment charge of $46.1 million in Q4 2019.

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•	We generated fund flows from operations of $215.6 million in Q4 2019, a 3% decrease from $222.3 million in Q4 2018 primarily due to lower sales volumes. This decrease was partially offset by increased pricing net of derivatives.
•	Our consolidated realized price per boe decreased from $48.90/boe to $44.00/boe as a result of decreases in crude oil and European natural gas pricing. However, we were able to mitigate the impact of lower commodity prices with our hedge program, resulting in a net increase to fund flows from operations of $21.7 million.

2019 vs. 2018

•	For the year ended December 31, 2019, net earnings of $32.8 million were recorded compared to net earnings of $271.7 million in 2018. The decrease in net earnings is attributable to the gain on business combinations recorded in 2018 of $128.2 million, higher depletion and depreciation expense of $66.1 million, an impairment charge recorded in 2019 of $46.1 million, and higher non-cash expenses and net unrealized losses on derivatives and foreign exchange in the current year. The decreases were partially offset by a year-over-year increase in fund flows from operations of $69.4 million.

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•	Fund flows from operations increased 8% for the year ended December 31, 2019 versus the same period in 2018 due to a 16% increase in sales volumes, partially offset by related incremental expenses associated with the increased volumes.
•	Our consolidated realized price decreased by 13% from $52.95/boe to $46.12/boe due to weaker crude oil and natural gas pricing. We were able to mitigate a portion of the impact of lower commodity prices with our hedge program. As a result, the $6.83/boe reduction in our realized price was partially offset by a $5.81/boe increase in realized derivative gains.

Production review

Q4 2019 vs. Q3 2019

•	Consolidated average production of 97,875 boe/d during Q4 2019 increased by 1% compared to Q3 2019 production of 97,239 boe/d. Production increased in the United States from wells brought online late in Q3 2019 and in the Netherlands due to planned and unplanned downtime in the previous quarter. These increases were offset by lower production primarily due to the planned shutdown of the Wandoo platform in Australia for eight days to perform facility upgrades and regular maintenance and five days of Corrib downtime in Ireland.

Q4 2019 vs. Q4 2018

•	Consolidated average production of 97,875 boe/d in Q4 2019 represented a decrease of 4% from Q4 2018 primarily as a result of production decreases in Canada following delays in our 2019 capital program and natural decline in Ireland. These decreases were partially offset by continued organic growth in the United States.

2019 vs. 2018

•	For the year ended December 31, 2019, consolidated average production of 100,357 boe/d represented an increase of 15% from the comparable period in 2018 due to growth in Canada, the United States, Australia, and the Netherlands. In Canada and the United States, production increased as a result of acquisitions in 2018 and continued organic growth. Production in Australia increased due to a successful two-well drilling program completed in Q1 2019. In the Netherlands, production increased as a result of a new well brought on production in Q3 2018 and from a successful workover program in the first half of 2019.

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Activity review

•	For the three months ended December 31, 2019, capital expenditures of $100.6 million primarily related to activity in Canada, the Netherlands, and France. In Canada, capital expenditures of $66.6 million included the drilling of 16 (15.2 net) operated wells in Alberta and Saskatchewan. Capital expenditures of $9.7 million in the Netherlands related to drilling the Weststellingwerf well (0.5 net). In France, capital expenditures of $8.7 million related to our workover and optimization programs in the Aquitaine and Paris Basins. In the United States, capital expenditures of $3.1 million related to the drilling of two wells, which were rig released in the subsequent quarter.

Sustainability review

Dividends

•	Declared dividends of $0.23 per common share per month throughout 2019, resulting in total dividends declared of $2.76 per common share for the year ended December 31, 2019.

Long-term debt and net debt

•	Long-term debt increased to $1.9 billion as at December 31, 2019 from $1.8 billion as at December 31, 2018. This increase was primarily a result of increased borrowings on the revolving credit facility.
•	Net debt increased to $2.0 billion as at December 31, 2019, from $1.9 billion as at December 31, 2018, primarily due to increased borrowings on our revolving credit facility.
•	The ratio of net debt to four quarter trailing fund flows from operations decreased to 2.20 (December 31, 2018 - 2.30) as the increase to net debt was offset by higher four quarter trailing fund flows from operations.

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Benchmark Commodity Prices

	Q4 2019	Q3 2019	Q4 2018	Q4/19 vs. Q3/19	Q4/19 vs. Q4/18	2019	2018	2019 vs. 2018
Crude oil
WTI ($/bbl)	75.19	74.55	77.71	0.9%	(3.2)%	75.67	83.94	(9.9)%
WTI (US $/bbl)	56.96	56.45	58.81	0.9%	(3.1)%	57.03	64.77	(11.9)%
Edmonton Sweet index ($/bbl)	68.10	68.39	42.96	(0.4)%	58.5%	69.19	69.53	(0.5)%
Edmonton Sweet index (US $/bbl)	51.59	51.79	32.51	(0.4)%	58.7%	52.15	53.65	(2.8)%
Saskatchewan LSB index ($/bbl)	68.09	68.68	58.18	(0.9)%	17.0%	69.66	73.17	(4.8)%
Saskatchewan LSB index (US $/bbl)	51.58	52.01	44.03	(0.8)%	17.1%	52.50	56.46	(7.0)%
Canadian C5+ Condensate index ($/bbl)	69.97	68.70	60.08	1.8%	16.5%	70.13	79.08	(11.3)%
Canadian C5+ Condensate index (US $/bbl)	53.01	52.02	45.47	1.9%	16.6%	52.86	61.02	(13.4)%
Dated Brent ($/bbl)	83.49	81.80	89.54	2.1%	(6.8)%	85.31	92.07	(7.3)%
Dated Brent (US $/bbl)	63.25	61.94	67.76	2.1%	(6.7)%	64.30	71.04	(9.5)%
Natural gas
AECO ($/mcf)	2.48	1.06	1.56	134.0%	59.0%	1.76	1.50	17.3%
NBP ($/mcf)	5.38	4.50	11.03	19.6%	(51.2)%	5.90	10.35	(43.0)%
NBP (€/mcf)	3.68	3.07	7.31	19.9%	(49.7)%	3.97	6.76	(41.3)%
TTF ($/mcf)	5.36	4.40	10.91	21.8%	(50.9)%	5.90	10.23	(42.3)%
TTF (€/mcf)	3.67	3.00	7.23	22.3%	(49.2)%	3.97	6.69	(40.7)%
Henry Hub ($/mcf)	3.30	2.94	4.82	12.2%	(31.5)%	3.49	4.01	(13.0)%
Henry Hub (US $/mcf)	2.50	2.23	3.65	12.1%	(31.5)%	2.63	3.09	(14.9)%
Average exchange rates
CDN $/US $	1.32	1.32	1.32	—%	—%	1.33	1.30	2.3%
CDN $/Euro	1.46	1.47	1.51	(0.7)%	(3.3)%	1.49	1.53	(2.6)%
Realized prices
Crude oil and condensate ($/bbl)	71.25	73.45	66.19	(3.0)%	7.6%	74.42	79.16	(6.0)%
NGLs ($/bbl)	14.63	6.14	25.69	138.3%	(43.1)%	13.61	26.33	(48.3)%
Natural gas ($/mcf)	3.61	2.43	5.83	48.6%	(38.1)%	3.58	5.45	(34.3)%
Total ($/boe)	44.00	43.04	48.90	2.2%	(10.0)%	46.12	52.95	(12.9)%

•	Crude oil prices rose in Q4 2019 relative to Q3 2019, driven by improved sentiment on global oil demand growth, geopolitical risk events, and supportive OPEC policy. By the end of Q4 2019, quarter-over-quarter WTI and Brent prices increased by 0.9% and 2.1% respectively, in Canadian dollar terms. For the three months ended December 31, 2019, WTI and Brent prices in Canadian dollar terms decreased by 3.2% and 6.8%, respectively, versus the comparable period in the prior year.

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•	In Canadian dollar terms, quarter-over-quarter, the Edmonton Sweet differential widened by $0.93/bbl to a discount of $7.09/bbl against WTI, and the Saskatchewan LSB differential widened by $1.23/bbl to a discount of $7.10/bbl against WTI. This was mainly driven by the broader market weakness experienced across all western Canadian grades in December 2019 due to the TC Energy Keystone pipeline spill announced on October 30th, 2019 and subsequent western Canada inventory build that followed.
•	Vermilion's crude oil production benefits from light oil pricing and no exposure to significantly discounted heavy crude oil. Approximately 32% of our Q4 2019 crude oil and condensate production was priced at the Dated Brent index (which averaged a premium to WTI of US$6.29/bbl), while the remainder of our crude oil and condensate production was priced at the Saskatchewan LSB, Canadian C5+, Edmonton Sweet, and WTI indices. Saskatchewan LSB, Canadian C5+, and Wyoming light-oil historically had lower differentials than the more significantly constrained WCS and MSW markers, making Vermilion's North American crude oil production price-advantaged relative to other North American benchmark prices.

•	In Canadian dollar terms, market prices for European natural gas (TTF and NBP) increased by 21.8% and 19.6% respectively in Q4 2019 compared to Q3 2019 as demand shifted seasonally due to winter heating consumption.
•	Natural gas prices at AECO in Q4 2019 increased by 134% compared to Q3 2019, due to both the seasonal shift to winter heating consumption as well as improved access to storage and export markets as a result of the Canada Energy Regulator approving TC Energy’s Temporary Service Protocol.
•	For Q4 2019, average European natural gas prices represented a $2.89/mcf premium to AECO and a $2.07/mcf premium to Henry Hub pricing. Approximately 40% of our natural gas production in Q4 2019 benefited from this premium European pricing. As a result, our consolidated natural gas realized price was a $1.13/mcf premium to AECO.

•	For the three months ended December 31, 2019, the Canadian dollar remained flat against the US dollar quarter-over-quarter. The annual average in 2019 was 2.3% weaker versus 2018.
•	For the three months ended December 31, 2019, the Canadian dollar strengthened 0.7% against the Euro quarter-over-quarter. The annual average in 2019 was 2.6% stronger versus 2018.

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Canada Business Unit

Overview

Production and assets focused in West Pembina near Drayton Valley, Alberta and in southeast Saskatchewan and Manitoba.

•	Potential for three significant resource plays sharing the same surface infrastructure in the West Pembina region in Alberta:
–	Mannville condensate-rich gas (2,400 - 2,700m depth) - in development phase
–	Cardium light oil (1,800m depth) - modest investment at present
–	Duvernay condensate-rich gas (3,200 - 3,400m depth) - no investment at present
•	Southeast Saskatchewan light oil development:
–	Targeting the Mississippian Midale (1,400 - 1,700m depth), Frobisher/Alida (1,200 - 1,400m depth) and Ratcliffe (1,800 - 1,900m) formations

Operational and financial review

Canada business unit ($M except as indicated)	Q4 2019	Q3 2019	Q4 2018	Q4/19 vs. Q3/19	Q4/19 vs. Q4/18	2019	2018	2019 vs. 2018
Production and sales
Crude oil and condensate (bbls/d)	27,399	27,682	29,557	(1.0)%	(7.3)%	28,266	21,154	33.6%
NGLs (bbls/d)	7,005	6,632	6,816	5.6%	2.8%	6,988	5,914	18.2%
Natural gas (mmcf/d)	145.14	145.14	146.65	—%	(1.0)%	148.35	129.37	14.7%
Total (boe/d)	58,593	58,504	60,814	0.2%	(3.7)%	59,979	48,630	23.3%
Production mix (% of total)
Crude oil and condensate	47%	47%	49%			47%	43%
NGLs	12%	12%	11%			12%	13%
Natural gas	41%	41%	40%			41%	44%
Activity
Capital expenditures	66,643	69,963	90,211	(4.7)%	(26.1)%	293,744	277,857	5.7%
Acquisitions	5,003	1,746	12,233			24,064	1,573,964
Gross wells drilled	26.00	40.00	72.00			152.00	173.00
Net wells drilled	16.74	38.31	44.08			132.86	135.93
Financial results
Sales	206,897	188,073	186,308	10.0%	11.1%	828,070	671,172	23.4%
Royalties	(24,127)	(23,909)	(25,584)	0.9%	(5.7)%	(94,079)	(84,696)	11.1%
Transportation	(10,384)	(10,404)	(11,129)	(0.2)%	(6.7)%	(41,261)	(29,912)	37.9%
Operating	(60,931)	(57,851)	(62,064)	5.3%	(1.8)%	(242,790)	(177,499)	36.8%
General and administration	(7,424)	(5,793)	(2,150)	28.2%	245.3%	(23,341)	(6,057)	285.4%
Fund flows from operations	104,031	90,116	85,381	15.4%	21.8%	426,599	373,008	14.4%
Netbacks ($/boe)
Sales	38.38	34.94	33.30	9.8%	15.3%	37.82	37.81	—%
Royalties	(4.48)	(4.44)	(4.57)	0.9%	(2.0)%	(4.30)	(4.77)	(9.9)%
Transportation	(1.93)	(1.93)	(1.99)	—%	(3.0)%	(1.88)	(1.69)	11.2%
Operating	(11.30)	(10.75)	(11.09)	5.1%	1.9%	(11.09)	(10.00)	10.9%
General and administration	(1.38)	(1.08)	(0.38)	27.8%	263.2%	(1.07)	(0.34)	214.7%
Fund flows from operations netback	19.29	16.74	15.27	15.2%	26.3%	19.48	21.01	(7.3)%
Realized prices
Crude oil and condensate ($/bbl)	66.27	66.45	54.04	(0.3)%	22.6%	67.70	70.16	(3.5)%
NGLs ($/bbl)	13.63	5.57	25.53	144.7%	(46.6)%	13.00	26.20	(50.4)%
Natural gas ($/mcf)	2.33	1.16	1.73	100.9%	34.7%	1.77	1.54	14.9%
Total ($/boe)	38.38	34.94	33.30	9.8%	15.3%	37.82	37.81	—%
Reference prices
WTI (US $/bbl)	56.96	56.45	58.81	0.9%	(3.1)%	57.03	64.77	(11.9)%
Edmonton Sweet index ($/bbl)	68.10	68.39	42.96	(0.4)%	58.5%	69.19	69.53	(0.5)%
Saskatchewan LSB index ($/bbl)	68.09	68.68	58.18	(0.9)%	17.0%	69.66	73.17	(4.8)%
Canadian C5+ Condensate index ($/bbl)	69.97	68.70	60.08	1.8%	16.5%	70.13	79.08	(11.3)%
AECO ($/mcf)	2.48	1.06	1.56	134.0%	59.0%	1.76	1.50	17.3%

Vermilion Energy Inc.  ■  Page 13  ■  2019 Annual Report

Production

•	Q4 2019 production increased slightly from the prior quarter as production from new well completions more than offset natural decline. In addition, production in Q3 2019 was negatively impacted by planned turnaround activity and other unplanned, weather-related downtime. Quarterly production decreased 4% year-over-year primarily due to delays in our 2019 capital program caused by abnormally wet weather in Alberta in Q3 2019.

Activity

Vermilion drilled 16 (15.2 net) operated wells and participated in the drilling of ten (1.6 net) non-operated wells in Canada during Q4 2019.

Alberta

–	In Q4 2019, we drilled eight (8.0 net) operated wells, completed four (4.0 net) operated wells, and brought on production four (4.0 net) operated wells in Alberta.
–	In 2019, we drilled or participated in 22 (21.5 net) wells in Alberta.

Saskatchewan

–	In Q4 2019, we drilled eight (7.2 net) operated wells and participated in the drilling of ten (1.6 net) non-operated wells, completed twelve (11.8 net) operated wells and ten (1.6 net) non-operated wells, and brought 23 (21.9 net) operated wells and ten (1.6 net) non-operated wells on production in Saskatchewan.
–	In 2019, we drilled or participated in 130 (111.4 net) wells in Saskatchewan.

Sales

•	The realized price for our crude oil and condensate production in Canada is linked to WTI and is subject to market conditions in western Canada as reflected by the Saskatchewan LSB, Canadian Condensate C5+, and Edmonton Sweet index prices. The realized price of our natural gas in Canada is based on the AECO index.
•	Q4 2019 sales increased 10% compared to Q3 2019 primarily due to higher realized natural gas and NGL prices. Quarter-over-quarter, our crude oil and condensate production mix remained stable at approximately 50% of production.
•	Sales increased by 11% from Q4 2018 to Q4 2019 due to an increase in realized crude oil and condensate and natural gas prices partially offset by a decrease in realized NGL prices and production.
•	For the year ended December 31, 2019 sales increased 23% compared to the prior year period primarily driven by a full-year impact to production from the Spartan assets.

Royalties

•	Q4 2019 royalties as a percentage of sales of 11.7% decreased from 12.7% in Q3 2019 as a result of an adjustment related to gas cost allowance recorded in the prior quarter.
•	For the three months and year ended December 31, 2019, royalties as a percentage of sales of 11.7% and 11.4%, decreased from 13.7% and 12.6% in the comparable prior year periods. This decrease was due to the manner in which Alberta crude royalties are calculated which deferred the royalty impact of lower oil prices in Q4 2018 into 2019, in addition to lower average royalty rates for new wells brought on production.

Transportation

•	Q4 2019 transportation expense on a per unit basis remained relatively consistent compared to Q3 2019 and Q4 2018. Transportation expense on a dollar basis decreased in Q4 2019 as compared to Q4 2018 due to lower production.
•	For the year ended December 31, 2019, transportation expense on a per unit basis increased versus 2018 due to an increased weighting towards crude oil production, which incurs higher transportation expense.

Operating

•	Q4 2019 operating expense on a dollar and per unit basis increased compared to Q3 2019 largely due to an increase in project activity.
•	Q4 2019 operating expense on a dollar and per unit basis remained relatively consistent compared to Q4 2018.
•	For the year ended December 31, 2019, operating expense increased on a dollar and per unit basis versus the comparable period in 2018. On a dollar basis, the increase in operating expense was primarily due to higher production volumes during 2019. On a per unit basis, the increase in operating expense was primarily attributable to an increased weighting towards crude oil production which has a higher associated per unit operating expense.

General and administration

•	For the three months and year ended December 31, 2019, general and administrative expenses increased versus all comparable periods primarily due to an increase in allocations from our Corporate segment and increased headcount costs.

Vermilion Energy Inc.  ■  Page 14  ■  2019 Annual Report

France Business Unit

Overview
•	Entered France in 1997.
•	Largest oil producer in France, constituting approximately three-quarters of domestic oil production.
•	Low base decline producing assets comprised of large conventional oil fields with high working interests located in the Aquitaine and Paris Basins.
•	Identified inventory of workover, waterflood, and infill drilling opportunities.

Operational and financial review

France business unit ($M except as indicated)	Q4 2019	Q3 2019	Q4 2018	Q4/19 vs. Q3/19	Q4/19 vs. Q4/18	2019	2018	2019 vs. 2018
Production
Crude oil (bbls/d)	10,264	10,347	11,317	(0.8)%	(9.3)%	10,435	11,362	(8.2)%
Natural gas (mmcf/d)	—	—	0.82	—%	—%	0.19	0.21	—%
Total (boe/d)	10,264	10,347	11,454	(0.8)%	(10.4)%	10,467	11,396	(8.2)%
Sales
Crude oil (bbls/d)	10,454	11,112	10,975	(5.9)%	(4.7)%	10,752	11,012	(2.4)%
Natural gas (mmcf/d)	—	—	0.82	—%	—%	0.19	0.21	—%
Total (boe/d)	10,454	11,112	11,111	(5.9)%	(5.9)%	10,783	11,047	(2.4)%
Inventory (mbbls)
Opening crude oil inventory	227	297	293			325	197
Crude oil production	944	952	1,041			3,809	4,147
Crude oil sales	(962)	(1,022)	(1,009)			(3,925)	(4,019)
Closing crude oil inventory	209	227	325			209	325
Activity
Capital expenditures	8,745	18,139	17,008	(51.8)%	(48.6)%	74,641	79,758	(6.4)%
Gross wells drilled	—	—	—			4.00	5.00
Net wells drilled	—	—	—			4.00	5.00
Financial results
Sales	77,781	81,676	85,889	(4.8)%	(9.4)%	326,699	360,602	(9.4)%
Royalties	(10,265)	(11,476)	(11,976)	(10.6)%	(14.3)%	(43,895)	(46,781)	(6.2)%
Transportation	(3,215)	(6,183)	(3,242)	(48.0)%	(0.8)%	(21,609)	(10,426)	107.3%
Operating	(16,142)	(15,098)	(14,015)	6.9%	15.2%	(61,281)	(54,690)	12.1%
General and administration	(4,821)	(3,379)	(3,792)	42.7%	27.1%	(15,406)	(14,170)	8.7%
Current income taxes	(4,966)	(3,419)	(884)	45.2%	461.8%	(21,431)	(15,084)	42.1%
Fund flows from operations	38,372	42,121	51,980	(8.9)%	(26.2)%	163,077	219,451	(25.7)%
Netbacks ($/boe)
Sales	80.87	79.89	84.02	1.2%	(3.7)%	83.01	89.44	(7.2)%
Royalties	(10.67)	(11.23)	(11.72)	(5.0)%	(9.0)%	(11.15)	(11.60)	(3.9)%
Transportation	(3.34)	(6.05)	(3.17)	(44.8)%	5.4%	(5.49)	(2.59)	112.0%
Operating	(16.78)	(14.77)	(13.71)	13.6%	22.4%	(15.57)	(13.56)	14.8%
General and administration	(5.01)	(3.31)	(3.71)	51.4%	35.0%	(3.91)	(3.51)	11.4%
Current income taxes	(5.16)	(3.34)	(0.86)	54.5%	500.0%	(5.45)	(3.74)	45.7%
Fund flows from operations netback	39.91	41.19	50.85	(3.1)%	(21.5)%	41.44	54.44	(23.9)%
Reference prices
Dated Brent (US $/bbl)	63.25	61.94	67.76	2.1%	(6.7)%	64.30	71.04	(9.5)%
Dated Brent ($/bbl)	83.49	81.80	89.54	2.1%	(6.8)%	85.31	92.07	(7.3)%

Vermilion Energy Inc.  ■  Page 15  ■  2019 Annual Report

Production

•	Q4 2019 production decreased 1% from the prior quarter primarily due to weather-related downtime in the Aquitaine Basin. Production in the Paris Basin was relatively consistent with the prior quarter, benefitting from a full quarter of uninterrupted service at the Grandpuits refinery which restarted in mid-August.

Activity

•	Our 2019 capital program included the drilling of four (4.0 net) wells in the Champotran field during the first half of the year. In addition to the drilling activity, we continued our workover and optimization programs in the Aquitaine and Paris Basins throughout 2019.

Sales

•	Crude oil in France is priced with reference to Dated Brent.
•	Q4 2019 sales decreased by 5% versus Q3 2019 primarily due to a decrease in sales volumes, partially offset by an increase in prices, consistent with the increase in the Dated Brent reference price.
•	For the three months and year ended December 31, 2019, sales decreased 9% versus the comparable periods in the prior year due to a decrease in both the Dated Brent reference price and sales volumes.

Royalties

•	Royalties in France relate to two components: RCDM (levied on units of production and not subject to changes in commodity prices) and R31 (based on a percentage of sales).
•	For the three months ended December 31, 2019, royalties as a percentage of sales of 13.2% were slightly lower than the comparable periods due to an adjustment associated with the year-end royalty calculation which impacted Q4 2019.
•	For the year ended December 31, 2019, royalties as a percentage of sales of 13.4% remained relatively consistent with the prior year.

Transportation

•	Transportation expense decreased in Q4 2019 compared to Q3 2019 due to the use of alternate delivery points and transportation methods during the aforementioned third party refinery outage, which increased transportation costs in Q2 2019 and Q3 2019.
•	Transportation expense for the year ended December 31, 2019 increased versus the comparable period in the prior year due to the refinery outage.

Operating

•	For the three months and year ended December 31, 2019 operating expenses increased against all comparable periods on both a per unit and dollar basis. The increases were primarily due to higher electricity prices in the current year periods.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In France, current income taxes are applied to taxable income, after eligible deductions, at a statutory rate of 32.0%.
•	Current income taxes for the year ended December 31, 2019 versus the comparative period were higher, mainly due to realized derivative gains.
•	Current income taxes for Q4 2019 versus the comparative quarters were higher, mainly due to decreased tax deductions for depletion.
•	On December 28, 2019, the French Parliament approved the Finance Bill for 2020. The Finance Bill for 2020 provides for a progressive decrease of the French corporate income tax rate for companies with sales below €250 million from 32.0% to 25.8% by 2022, with a reduction in 2020 to 28.9%.

Vermilion Energy Inc.  ■  Page 16  ■  2019 Annual Report

Netherlands Business Unit

Overview

•	Entered the Netherlands in 2004.
•	Second largest onshore operator.
•	Interests include 26 onshore licenses (all operated) and 17 offshore licenses (all non-operated).
•	Licenses include more than 930,000 net acres of land, 90% of which is undeveloped.

Operational and financial review

Netherlands business unit ($M except as indicated)	Q4 2019	Q3 2019	Q4 2018	Q4/19 vs. Q3/19	Q4/19 vs. Q4/18	2019	2018	2019 vs. 2018
Production and sales
Condensate (bbls/d)	90	82	112	9.8%	(19.6)%	91	90	1.1%
Natural gas (mmcf/d)	47.99	44.08	51.82	8.9%	(7.4)%	49.10	46.13	6.4%
Total (boe/d)	8,088	7,429	8,749	8.9%	(7.6)%	8,274	7,779	6.4%
Activity
Capital expenditures	9,651	3,028	2,454	218.7%	293.3%	23,605	17,483	35.0%
Acquisitions	—	—	(7,860)			908	(2,087)
Gross wells drilled	2.00	—	—			2.00	—
Net wells drilled	0.51	—	—			0.51	—
Financial results
Sales	25,215	18,729	52,937	34.6%	(52.4)%	112,857	165,916	(32.0)%
Royalties	(130)	(279)	(537)	(53.4)%	(75.8)%	(1,469)	(3,181)	(53.8)%
Operating	(9,758)	(6,396)	(6,765)	52.6%	44.2%	(32,125)	(26,681)	20.4%
General and administration	(763)	(300)	(709)	154.3%	7.6%	(2,659)	(1,947)	36.6%
Current income taxes	11,198	(462)	(7,492)	N/A	N/A	3,961	(16,561)	N/A
Fund flows from operations	25,762	11,292	37,434	128.1%	(31.2)%	80,565	117,546	(31.5)%
Netbacks ($/boe)
Sales	33.88	27.40	65.77	23.6%	(48.5)%	37.37	58.44	(36.1)%
Royalties	(0.17)	(0.41)	(0.67)	(58.5)%	(74.6)%	(0.49)	(1.12)	(56.3)%
Operating	(13.11)	(9.36)	(8.40)	40.1%	56.1%	(10.64)	(9.40)	13.2%
General and administration	(1.03)	(0.44)	(0.88)	134.1%	17.0%	(0.88)	(0.69)	27.5%
Current income taxes	15.05	(0.68)	(9.31)	N/A	N/A	1.31	(5.83)	N/A
Fund flows from operations netback	34.62	16.51	46.51	109.7%	(25.6)%	26.67	41.40	(35.6)%
Realized prices
Condensate ($/bbl)	73.51	69.12	69.95	6.4%	5.1%	72.44	74.85	(3.2)%
Natural gas ($/mcf)	5.57	4.49	10.95	24.1%	(49.1)%	6.16	9.71	(36.6)%
Total ($/boe)	33.88	27.40	65.77	23.6%	(48.5)%	37.37	58.44	(36.1)%
Reference prices
TTF ($/mcf)	5.36	4.40	10.91	21.8%	(50.9)%	5.90	10.23	(42.3)%
TTF (€/mcf)	3.67	3.00	7.23	22.3%	(49.2)%	3.97	6.69	(40.7)%

Vermilion Energy Inc.  ■  Page 17  ■  2019 Annual Report

Production

•	Q4 2019 production increased 9% from the prior quarter primarily due to the restoration of production following planned and unplanned facility downtime in Q3 2019. Quarterly production decreased 8% year-over-year primarily due to Q4 2018 benefitting from the first full quarter of production from the Eesveen-02 well, which was brought on production in September 2018, in addition to natural decline.

Activity

•	During Q4 2019, we successfully drilled and completed the Weststellingwerf well (0.5 net), representing our first drilling activity in the Netherlands since 2017.

Sales

•	The price of our natural gas in the Netherlands is based on the TTF index.
•	Q4 2019 sales increased versus Q3 2019 consistent with increases in the TTF reference price and increased sales volumes.
•	For the three months and year ended December 31, 2019, sales decreased versus comparable periods consistent with decreases in the TTF reference price.

Royalties

•	In the Netherlands, certain wells are subject to overriding royalties while some wells are subject to royalties that take effect only when specified production levels are exceeded. As such, royalty expense may fluctuate from period to period depending on the amount of production from those wells.
•	Royalties in Q4 2019 represented 0.5% of sales. Effective March 1, 2019, certain royalty rights were acquired which resulted in lower royalties.

Transportation

•	Our production in the Netherlands is not subject to transportation expense as gas is sold at the plant gate.

Operating

•	Operating expense on a per unit basis increased in Q4 2019 compared to Q3 2019 and Q4 2018 primarily as a result of the timing of activity.
•	For the year ended December 31, 2019, operating expense per unit increased compared to the prior year as a result of increased maintenance activity, higher surface lease rentals and water disposal costs.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In the Netherlands, current income taxes are applied to taxable income, after eligible deductions and a 10% uplift deduction applied to operating expenses, eligible general and administration expenses, and tax deductions for depletion and asset retirement obligations, at a tax rate of 50%.
•	Current income taxes for the year ended December 31, 2019 versus the comparative period were lower mainly due to decreased TTF prices resulting in decreased sales and other prior year adjustments.
•	Current income taxes for Q4 2019 versus the comparative quarters were lower mainly due to increased tax deductions for depletion, asset retirement obligations, and other prior year adjustments.
•	On December 17, 2019, the Dutch government approved the 2020 Tax Plan. The Bill provides for reduced corporate tax rates from 25.0% in 2020 to 21.7% by 2021. Due to the tax regime applicable to natural gas producers in the Netherlands, the reduction to the corporate tax rate is not expected to have a material impact to Vermilion taxes in the Netherlands.

Vermilion Energy Inc.  ■  Page 18  ■  2019 Annual Report

Germany Business Unit

Overview
•	Entered Germany in 2014 through the acquisition of a non-operated natural gas producing property.
•	Executed a significant exploration license farm-in agreement in 2015 and acquired operated producing properties in 2016.
•	Producing assets consist of seven gas and eight oil-producing fields with extensive infrastructure in place.
•	Significant land position of approximately 1.2 million net acres (97% undeveloped).

Operational and financial review

Germany business unit ($M except as indicated)	Q4 2019	Q3 2019	Q4 2018	Q4/19 vs. Q3/19	Q4/19 vs. Q4/18	2019	2018	2019 vs. 2018
Production
Crude oil (bbls/d)	800	845	913	(5.3)%	(12.4)%	917	1,004	(8.7)%
Natural gas (mmcf/d)	15.44	14.54	16.94	6.2%	(8.9)%	15.31	15.66	(2.2)%
Total (boe/d)	3,373	3,269	3,736	3.2%	(9.7)%	3,468	3,614	(4.0)%
Sales
Crude oil (bbls/d)	629	864	970	(27.2)%	(35.2)%	881	1,065	(17.3)%
Natural gas (mmcf/d)	15.44	14.54	16.94	6.2%	(8.9)%	15.31	15.66	(2.2)%
Total (boe/d)	3,202	3,287	3,794	(2.6)%	(15.6)%	3,432	3,675	(6.6)%
Production mix (% of total)
Crude oil	24%	26%	24%			26%	28%
Natural gas	76%	74%	76%			74%	72%
Activity
Capital expenditures	5,177	4,229	4,580	22.4%	13.0%	21,684	15,806	37.2%
Acquisitions	1,456	947	706			7,570	1,665
Gross wells drilled	—	—	—			2.00	—
Net wells drilled	—	—	—			0.71	—
Financial results
Sales	11,531	11,320	21,897	1.9%	(47.3)%	57,312	82,449	(30.5)%
Royalties	(587)	(952)	(1,190)	(38.3)%	(50.7)%	(5,264)	(6,626)	(20.6)%
Transportation	(963)	(1,709)	(1,452)	(43.7)%	(33.7)%	(5,117)	(6,420)	(20.3)%
Operating	(7,405)	(6,433)	(6,615)	15.1%	11.9%	(24,970)	(23,048)	8.3%
General and administration	(1,957)	(2,436)	(2,308)	(19.7)%	(15.2)%	(8,452)	(7,401)	14.2%
Fund flows from operations	619	(210)	10,332	N/A	(94.0)%	13,509	38,954	(65.3)%
Netbacks ($/boe)
Sales	39.14	37.43	62.74	4.6%	(37.6)%	45.75	61.47	(25.6)%
Royalties	(1.99)	(3.15)	(3.41)	(36.8)%	(41.6)%	(4.20)	(4.94)	(15.0)%
Transportation	(3.27)	(5.65)	(4.16)	(42.1)%	(21.4)%	(4.09)	(4.79)	(14.6)%
Operating	(25.14)	(21.27)	(18.95)	18.2%	32.7%	(19.93)	(17.18)	16.0%
General and administration	(6.64)	(8.05)	(6.61)	(17.5)%	0.5%	(6.75)	(5.52)	22.3%
Fund flows from operations netback	2.10	(0.69)	29.61	N/A	(92.9)%	10.78	29.04	(62.9)%
Realized prices
Crude oil ($/bbl)	77.58	76.51	75.53	1.4%	2.7%	80.22	84.14	(4.7)%
Natural gas ($/mcf)	4.96	3.92	9.72	26.5%	(49.0)%	5.64	8.70	(35.2)%
Total ($/boe)	39.14	37.43	62.74	4.6%	(37.6)%	45.75	61.47	(25.6)%
Reference prices
Dated Brent (US $/bbl)	63.25	61.94	67.76	2.1%	(6.7)%	64.30	71.04	(9.5)%
Dated Brent ($/bbl)	83.49	81.80	89.54	2.1%	(6.8)%	85.31	92.07	(7.3)%
TTF ($/mcf)	5.36	4.40	10.91	21.8%	(50.9)%	5.90	10.23	(42.3)%
TTF (€/mcf)	3.67	3.00	7.23	22.3%	(49.2)%	3.97	6.69	(40.7)%

Vermilion Energy Inc.  ■  Page 19  ■  2019 Annual Report

Production

•	Q4 2019 production increased 3% from the prior quarter due to better uptime on our operated oil and natural gas assets, partially offset by unplanned downtime on our non-operated oil assets. Quarterly production decreased 10% year-over-year due to unplanned downtime on our operated and non-operated oil and natural gas assets.

Activity

•	During Q4 2019, we continued to evaluate tie-in alternatives for the Burgmoor Z5 (46% working interest) well, which was tested early in the third quarter of 2019. We expect production from this well to begin early next year. We also continued to evaluate and perform workover opportunities on our operated assets.

Sales

•	The price of our natural gas in Germany is based on the NCG and GPL indexes, which are both highly correlated to the TTF benchmark. Crude oil in Germany is priced with reference to Dated Brent.
•	Q4 2019 sales were consistent versus Q3 2019 due to increases in crude oil and natural gas reference prices offset by a decrease in sales volumes.
•	For the three months and year ended December 31, 2019, sales decreased versus the comparable periods in 2018 due to decreases in crude oil and natural gas reference prices, as well as a decrease in sales volumes.

Royalties

•	Our production in Germany is subject to state and private royalties on sales after certain eligible deductions.
•	Royalties as a percentage of sales were lower in Q4 2019 versus Q3 2019 due to an adjustment in Q4 2019 related to prior periods.
•	Royalties as a percentage of sales for the year ended December 31, 2019 compared to 2018 remained relatively consistent.

Transportation

•	Transportation expense in Germany relates to costs incurred to deliver natural gas from the processing facility to the customer and deliver crude oil to the refinery.
•	Transportation expense for the three months and year ended December 31, 2019 decreased compared to the prior periods due to the impact of prior period adjustments associated with final billings from the transportation systems operators.

Operating

•	Operating expense for the three months and year ended December 31, 2019 increased versus the comparable periods due to higher costs associated with facility maintenance and repairs.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	As a result of our tax pools in Germany, we did not incur current income taxes in the Germany Business Unit for the years ended

December 31, 2019 and 2018.

Vermilion Energy Inc.  ■  Page 20  ■  2019 Annual Report

Ireland Business Unit

Overview
•	Entered Ireland in 2009 with an investment in the offshore Corrib gas field.
•	The Corrib gas field is located offshore northwest Ireland and comprises of six offshore wells, offshore and onshore sales and transportation pipeline segments, as well as a natural gas processing facility.
•	In Q4 2018, Vermilion assumed operatorship of the Corrib Natural Gas Project (the "Corrib Project") and increased its ownership stake by 1.5% to 20% following the completion of a strategic partnership with Canada Pension Plan Investment Board (“CPPIB”).

Operational and financial review

Ireland business unit ($M except as indicated)	Q4 2019	Q3 2019	Q4 2018	Q4/19 vs. Q3/19	Q4/19 vs. Q4/18	2019	2018	2019 vs. 2018
Production and sales
Natural gas (mmcf/d)	42.30	43.21	52.03	(2.1)%	(18.7)%	46.57	55.17	(15.6)%
Total (boe/d)	7,049	7,202	8,672	(2.1)%	(18.7)%	7,762	9,195	(15.6)%
Activity
Capital expenditures	923	354	140	160.7%	559.3%	1,372	224	512.5%
Acquisitions	—	—	(5,572)			—	(5,572)
Financial results
Sales	21,824	16,722	53,385	30.5%	(59.1)%	104,274	205,150	(49.2)%
Transportation	(1,008)	(1,130)	(1,115)	(10.8)%	(9.6)%	(4,459)	(5,129)	(13.1)%
Operating	(2,854)	(3,136)	(4,497)	(9.0)%	(36.5)%	(12,431)	(15,366)	(19.1)%
General and administration	(484)	(1,436)	(2,037)	(66.3)%	(76.2)%	(2,491)	(8,386)	(70.3)%
Fund flows from operations	17,478	11,020	45,736	58.6%	(61.8)%	84,893	176,269	(51.8)%
Netbacks ($/boe)
Sales	33.65	25.24	66.91	33.3%	(49.7)%	36.81	61.12	(39.8)%
Transportation	(1.55)	(1.71)	(1.40)	(9.4)%	10.7%	(1.57)	(1.53)	2.6%
Operating	(4.40)	(4.73)	(5.64)	(7.0)%	(22.0)%	(4.39)	(4.58)	(4.1)%
General and administration	(0.75)	(2.17)	(2.55)	(65.4)%	(70.6)%	(0.88)	(2.50)	(64.8)%
Fund flows from operations netback	26.95	16.63	57.32	62.1%	(53.0)%	29.97	52.51	(42.9)%
Reference prices
NBP ($/mcf)	5.38	4.50	11.03	19.6%	(51.2)%	5.90	10.35	(43.0)%
NBP (€/mcf)	3.68	3.07	7.31	19.9%	(49.7)%	3.97	6.76	(41.3)%

Vermilion Energy Inc.  ■  Page 21  ■  2019 Annual Report

Production

•	Q4 2019 production decreased 2% from the prior quarter due to natural decline, partially offset by less downtime at the Corrib natural gas processing facility compared to the prior quarter. Quarterly production decreased 19% year-over-year due to a combination of unplanned downtime and natural decline.

Activity

•	Our 2019 capital program focused on planned turnarounds and optimization opportunities at the Corrib natural gas processing facility.

Sales

•	The price of our natural gas in Ireland is based on the NBP index.
•	Q4 2019 sales increased versus Q3 2019 primarily as a result of an increase in the NBP reference price.
•	Sales for the three months and year ended December 31, 2019 decreased versus the comparable periods consistent with decreases in the NBP reference price and production volumes.

Royalties

•	Our production in Ireland is not subject to royalties.

Transportation

•	Transportation expense in Ireland relates to payments under a ship-or-pay agreement.
•	Transportation expense for Q4 2019 versus Q3 2019 and Q4 2018 remained relatively consistent.
•	Transportation expense for the year ended December 31, 2019 decreased versus the comparable period in the prior year due to a lower ship-or-pay obligation in the current year.

Operating

•	For the three months and year ended December 31, 2019, operating expense decreased versus all comparable periods due to Vermilion's focus on cost management following our appointment as operator in December 2018.

General and administration

•	Fluctuations in general and administration expense versus all comparable periods is primarily due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	Given the significant level of investment in Corrib and the resulting tax pools, we do not expect to incur current income taxes in the Ireland Business Unit for the foreseeable future.

Vermilion Energy Inc.  ■  Page 22  ■  2019 Annual Report

Australia Business Unit

Overview
•	Entered Australia in 2005.
•	Hold a 100% operated working interest in the Wandoo field, located approximately 80 km offshore on the northwest shelf of Australia.
•	Production is operated from two off-shore platforms and originates from 20 producing wells including five dual lateral wells for a total of 25 producing laterals.
•	Wells that utilize horizontal legs (ranging in length from 500 to 3,000 plus metres) are located 600m below the seabed in approximately 55m of water depth.

Operational and financial review

Australia business unit ($M except as indicated)	Q4 2019	Q3 2019	Q4 2018	Q4/19 vs. Q3/19	Q4/19 vs. Q4/18	2019	2018	2019 vs. 2018
Production
Crude oil (bbls/d)	4,548	5,564	4,174	(18.3)%	9.0%	5,662	4,494	26.0%
Sales
Crude oil (bbls/d)	2,691	6,517	4,401	(58.7)%	(38.9)%	5,416	4,342	24.7%
Inventory (mbbls)
Opening crude oil inventory	108	196	210			189	134
Crude oil production	418	512	384			2,067	1,640
Crude oil sales	(247)	(600)	(405)			(1,977)	(1,585)
Closing crude oil inventory	279	108	189			279	189
Activity
Capital expenditures	6,452	2,995	43,760	115.4%	(85.3)%	30,550	75,638	(59.6)%
Gross wells drilled	—	—	—			2.00	—
Net wells drilled	—	—	—			2.00	—
Financial results
Sales	21,872	56,188	39,351	(61.1)%	(44.4)%	184,490	150,733	22.4%
Operating	(8,438)	(11,876)	(15,757)	(28.9)%	(46.4)%	(49,810)	(53,199)	(6.4)%
General and administration	(1,477)	(1,260)	(1,391)	17.2%	6.2%	(4,940)	(4,918)	0.4%
Current income taxes	(1,948)	(6,222)	2,206	(68.7)%	N/A	(34,354)	(11,419)	200.8%
Fund flows from operations	10,009	36,830	24,409	(72.8)%	(59.0)%	95,386	81,197	17.5%
Netbacks ($/boe)
Sales	88.35	93.71	97.19	(5.7)%	(9.1)%	93.33	95.11	(1.9)%
Operating	(34.09)	(19.81)	(38.92)	72.1%	(12.4)%	(25.20)	(33.57)	(24.9)%
General and administration	(5.97)	(2.10)	(3.44)	184.3%	73.5%	(2.50)	(3.10)	(19.4)%
PRRT	(5.87)	(9.72)	5.98	(39.6)%	N/A	(13.13)	(3.04)	331.9%
Corporate income taxes	(2.00)	(0.66)	(0.53)	203.0%	277.4%	(4.25)	(4.16)	2.2%
Fund flows from operations netback	40.42	61.42	60.28	(34.2)%	(32.9)%	48.25	51.24	(5.8)%
Reference prices
Dated Brent (US $/bbl)	63.25	61.94	67.76	2.1%	(6.7)%	64.30	71.04	(9.5)%
Dated Brent ($/bbl)	83.49	81.80	89.54	2.1%	(6.8)%	85.31	92.07	(7.3)%

Vermilion Energy Inc.  ■  Page 23  ■  2019 Annual Report

Production

•	Q4 2019 production decreased 18% quarter-over-quarter primarily due to the planned shutdown of the Wandoo platform for eight days to perform facility upgrades and regular maintenance. Quarterly production increased 9% year-over-year primarily due to the production contribution from the two (2.0 net) well drilling program completed at the end of January 2019.
•	Production volumes are managed to targets while meeting long-term supply requirements of our customers.

Activity

•	Our 2019 capital program included the completion of our two (2.0 net) well drilling program at the end of January 2019, in addition to performing various asset optimization projects and proactive maintenance.

Sales

•	Crude oil in Australia is priced with reference to Dated Brent and sold at an $8.02 premium to Dated Brent during 2019.
•	Q4 2019 sales decreased compared to Q3 2019 due to lower sales volumes resulting from more liftings in the prior quarter. This decrease in sales volumes was partially offset by higher sales per bbl due to an increase in the Dated Brent reference price and premium received.
•	Sales increased for the three months and year ended December 31, 2019 versus the comparable periods in 2018, despite decreases in the Dated Brent reference pricing, due to the timing of sales in the relevant periods.

Royalties and transportation

•	Our production in Australia is not subject to royalties or transportation expense as crude oil is sold directly at the Wandoo B platform.

Operating

•	Q4 2019 operating expense decreased compared to Q3 2019 on a dollar basis due to lower sales volumes in the fourth quarter. Operating expenses are deferred on the balance sheet until oil is sold at which point the related expenses are recognized into income. On a per unit basis, operating expenses increased in Q4 2019 compared to Q3 2019 due to the timing of major project activity.
•	For the year ended December 31, 2019, operating expense decreased on a per unit basis primarily due to lower diesel usage and helicopter costs, coupled with increased production.

General and administration

•	Fluctuations in general and administration expense for all comparable periods are primarily due to the timing of expenditures and allocations from our corporate segment.

Current income taxes

•	In Australia, current income taxes include both Petroleum Resource Rent Tax ("PRRT") and corporate income taxes. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures. Corporate income taxes are applied at a rate of 30% on taxable income after eligible deductions, which includes PRRT paid.
•	Current income taxes for the year ended December 31, 2019 versus the comparative period were higher mainly due to increased production resulting in higher sales.
•	Current income taxes for Q4 2019 versus Q3 2019 were lower mainly due to decreased sales. Current income taxes for Q4 2019 versus Q4 2018 were higher mainly due to increased Q4 2018 PRRT tax deductions for the capital expenditures related to the drilling campaign.

Vermilion Energy Inc.  ■  Page 24  ■  2019 Annual Report

United States Business Unit

Overview

•	Entered the United States in 2014 and acquired additional producing assets in the Hilight field in 2018.
•	Interests include approximately 144,600 net acres of land (69% undeveloped) in the Powder River Basin of northeastern Wyoming.
•	Tight oil development targeting the Turner Sands at depths of approximately 1,500m (East Finn) and 2,600m (Hilight).

Operational and financial review

United States business unit ($M except as indicated)	Q4 2019	Q3 2019	Q4 2018	Q4/19 vs. Q3/19	Q4/19 vs. Q4/18	2019	2018	2019 vs. 2018
Production and sales
Crude oil (bbls/d)	3,161	2,722	1,605	16.1%	96.9%	2,531	1,078	134.8%
NGLs (bbls/d)	1,156	1,140	998	1.4%	15.8%	996	452	120.4%
Natural gas (mmcf/d)	8.20	6.38	5.65	28.5%	45.1%	6.89	2.78	147.8%
Total (boe/d)	5,683	4,925	3,545	15.4%	60.3%	4,675	1,992	134.7%
Production mix (% of total)
Crude oil	56%	55%	45%			54%	54%
NGLs	20%	23%	28%			21%	23%
Natural gas	24%	22%	27%			25%	23%
Activity
Capital expenditures	3,132	21,064	2,881	(85.1)%	8.7%	57,196	40,837	40.1%
Acquisitions	575	1,964	3,674			3,799	191,740
Gross wells drilled	—	4.00	1.00			8.00	6.00
Net wells drilled	—	4.00	1.00			8.00	6.00
Financial results
Sales	22,885	19,227	14,625	19.0%	56.5%	75,364	38,465	95.9%
Royalties	(5,316)	(4,874)	(4,053)	9.1%	31.2%	(18,706)	(10,070)	85.8%
Operating	(4,996)	(4,400)	(2,848)	13.5%	75.4%	(16,370)	(6,421)	154.9%
General and administration	(2,099)	(2,005)	(1,396)	4.7%	50.4%	(7,566)	(6,306)	20.0%
Fund flows from operations	10,474	7,948	6,328	31.8%	65.5%	32,722	15,668	108.8%
Netbacks ($/boe)
Sales	43.77	42.43	44.85	3.2%	(2.4)%	44.17	52.90	(16.5)%
Royalties	(10.17)	(10.76)	(12.43)	(5.5)%	(18.2)%	(10.96)	(13.85)	(20.9)%
Operating	(9.56)	(9.71)	(8.73)	(1.5)%	9.5%	(9.59)	(8.83)	8.6%
General and administration	(4.01)	(4.43)	(4.28)	(9.5)%	(6.3)%	(4.43)	(8.67)	(48.9)%
Fund flows from operations netback	20.03	17.53	19.41	14.3%	3.2%	19.19	21.55	(11.0)%
Realized prices
Crude oil ($/bbl)	66.65	68.91	70.78	(3.3)%	(5.8)%	68.67	79.18	(13.3)%
NGLs ($/bbl)	20.69	9.44	26.81	119.2%	(22.8)%	17.88	28.02	(36.2)%
Natural gas ($/mcf)	1.73	1.67	3.29	3.6%	(47.4)%	2.15	2.67	(19.5)%
Total ($/boe)	43.77	42.43	44.85	3.2%	(2.4)%	44.17	52.90	(16.5)%
Reference prices
WTI (US $/bbl)	56.96	56.45	58.81	0.9%	(3.1)%	57.03	64.77	(11.9)%
WTI ($/bbl)	75.19	74.55	77.71	0.9%	(3.2)%	75.67	83.94	(9.9)%
Henry Hub (US $/mcf)	2.50	2.23	3.65	12.1%	(31.5)%	2.63	3.09	(14.9)%
Henry Hub ($/mcf)	3.30	2.94	4.82	12.2%	(31.5)%	3.49	4.01	(13.0)%

Vermilion Energy Inc.  ■  Page 25  ■  2019 Annual Report

Production

•	Q4 2019 production increased 15% from the prior quarter due to a full quarter of contributions from the four wells we brought on production during the third quarter of 2019, in addition to better uptime across our asset base. Quarterly production increased 60% year-over-year primarily due to the contributions from our 2019 Hilight drilling program.

Activity

•	During Q4 2019, we began drilling two (1.98 net) Turner horizontal wells in the Hilight field, both of which were rig released in January 2020.
•	In 2019, we drilled eight (8.0 net) Turner horizontal wells in the Hilight field.

Sales

•	The price of our crude oil in the United States is directly linked to WTI and subject to local market differentials within the United States. The price of our natural gas in the United States is based on the Henry Hub index.
•	For the three months and year ended December 31, 2019 versus all comparable periods, sales increased due to increased production, which more than offset the decrease in lower commodity prices.

Royalties

•	Our production in the United States is subject to federal and private royalties, severance tax, and ad valorem tax. In Hilight, approximately 65% of the current production is subject to Fee royalties, 30% to Federal royalties and the remainder to State royalties. In East Finn, approximately 70% of the current production is subject to Federal royalties with the remainder split between State and Fee royalties.
•	For the three months and year ended December 31, 2019, royalties as a percentage of sales remained relatively consistent.

Operating

•	For the three months and year ended December 31, 2019 versus all comparable periods, operating expense increased primarily due to incremental expenses associated with the year-over-year production increase.

General and administration

•	Fluctuations in general and administration expense for all comparable periods were due to the incremental staffing of the United States business unit, timing of expenditures, and allocations from our corporate segment.

Current income taxes

•	As a result of our tax pools in the United States, we do not expect to incur current income taxes in the United States Business Unit for the foreseeable future.

Vermilion Energy Inc.  ■  Page 26  ■  2019 Annual Report

Corporate

Overview

•	Our Corporate segment includes costs related to our global hedging program, financing expenses, and general and administration expenses that are primarily incurred in Canada and are not directly related to the operations of our business units. Gains or losses relating to Vermilion's global hedging program are allocated to Vermilion's business units for statutory reporting and income tax purposes.
•	Results of our activities in Central and Eastern Europe are also included in the Corporate segment.

Operational and financial review

Corporate ($M)	Q4 2019	Q3 2019	Q4 2018	2019	2018
Production and sales
Natural gas (mmcf/d)	1.66	—	2.86	0.42	1.02
Total (boe/d)	276	—	477	70	169
Activity
Capital expenditures	(98)	8,107	2,546	20,372	10,611
Acquisitions	2,131	—	(492)	2,131	(285)
Gross wells drilled	—	3.00	—	6.00	1.00
Net wells drilled	—	3.00	—	5.30	1.00
Financial results
Sales	797	—	2,547	797	3,630
Royalties	(254)	—	(534)	(253)	(813)
Sales of purchased commodities	74,951	41,449	—	221,274	—
Purchased commodities	(74,951)	(41,449)	—	(221,274)	—
Operating	(59)	(2)	91	(301)	(110)
General and administration recovery (expense)	2,456	2,957	969	5,879	(2,744)
Current income taxes	98	(250)	646	(406)	(513)
Interest expense	(19,169)	(19,661)	(20,827)	(81,377)	(72,759)
Realized gain (loss) on derivatives	22,712	36,968	(28,319)	84,219	(111,258)
Realized foreign exchange gain (loss)	2,013	(3,348)	5,894	(4,954)	243
Realized other income	253	372	275	7,700	883
Fund flows from operations	8,847	17,036	(39,258)	11,304	(183,441)

Vermilion Energy Inc.  ■  Page 27  ■  2019 Annual Report

Production

•	Q4 2019 production averaged 276 boe/d. In Hungary, we brought on production the Mh-21 (0.3 net) and Battonya E-09 (1.0 net) wells, drilled in the second and third quarters of 2019, respectively. The wells were brought on production mid-way through the fourth quarter of 2019.

Activity

•	During the fourth quarter, we were provisionally awarded the Kadarkút exploration license in western Hungary. The license covers approximately 298,500 net acres and consists of primarily oil prospects. Most of the license is covered by existing 3D seismic and the agreement covers a four year period, with the option to extend the license for a further two years.

Sales, royalties, and operating expense

•	Sales, royalties, and operating expense in the corporate segment in Q4 2019 and Q4 2018 relate to natural gas production in Hungary.
•	Sales of natural gas in Hungary are priced with reference to the TTF index less adjustments for processing. During the quarter we realized a price of $5.22/mcf versus the $5.36/mcf benchmark price.
•	The calculation for royalties on natural gas in Hungary incorporates the Dated Brent benchmark prices and as a result the quarterly realized royalty percentage will fluctuate depending on the relative pricing for TTF as compared to Dated Brent. As TTF weakened by 51% in Q4 2019 versus Q4 2018 while Dated Brent decreased 7% over the same period, our realized royalty rate increased to 32% in Q4 2019 versus 22% in Q4 2018.
•	Operating expense relates to contract operating costs, which equated to $2.30/boe during Q4 2019.

Purchased commodities

•	Purchased commodities and the associated sales relate to amounts purchased from third parties, primarily to manage positions on pipelines. There is no net impact on fund flows from operations.

General and administration

•	Fluctuations in general and administration expense for the year ended December 31, 2019 versus all comparable periods were due to allocations to the various business unit segments.

Current income taxes

•	Taxes in our corporate segment relate to holding companies that pay current taxes in foreign jurisdictions.

Interest expense

•	Interest expense in Q4 2019 remained relatively consistent compared to Q3 2019 and Q4 2018.
•	For the year ended December 31, 2019, interest expense increased versus the comparative period in 2018 due to higher drawings on the revolving credit facility, partially offset by the impact of the USD-to-EUR cross-currency interest rate swaps entered into in Q2 2019.

Realized gain or loss on derivatives

•	The realized gain on derivatives for the year ended December 31, 2019 is related primarily to receipts for European natural gas and crude oil hedges.
•	A listing of derivative positions as at December 31, 2019 is included in “Supplemental Table 2” of this MD&A.

Realized other income

•	Realized other income recognized in the year ended December 31, 2019, relates primarily to amounts received pursuant to a negotiated settlement of a legal matter in Canada.

Vermilion Energy Inc.  ■  Page 28  ■  2019 Annual Report

Financial Performance Review

($M except per share)	Dec 31, 2019	Dec 31, 2018	Dec 31, 2017
Total assets	5,866,120	6,270,671	3,974,965
Long-term debt	1,924,665	1,796,207	1,270,330
Petroleum and natural gas sales	1,689,863	1,678,117	1,098,838
Net earnings	32,799	271,650	62,258
Net earnings per share
Basic	0.21	1.93	0.52
Diluted	0.21	1.91	0.51
Cash dividends ($/share)	2.76	2.72	2.58

($M except per share)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Petroleum and natural gas sales	388,802	391,935	428,043	481,083	456,939	508,411	394,498	318,269
Net earnings (loss)	1,477	(10,229)	2,004	39,547	323,373	(15,099)	(61,364)	24,740
Net earnings (loss) per share
Basic	0.01	(0.07)	0.01	0.26	2.12	(0.10)	(0.46)	0.20
Diluted	0.01	(0.07)	0.01	0.26	2.10	(0.10)	(0.46)	0.20

The following table shows the calculation of fund flows from operations:

	Q4 2019		Q3 2019		Q4 2018		2019		2018
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Petroleum and natural gas sales	388,802	44.00	391,935	43.04	456,939	48.90	1,689,863	46.12	1,678,117	52.95
Royalties	(40,679)	(4.60)	(41,490)	(4.56)	(43,874)	(4.70)	(163,666)	(4.47)	(152,167)	(4.80)
Petroleum and natural gas revenues	348,123	39.40	350,445	38.48	413,065	44.20	1,526,197	41.65	1,525,950	48.15
Transportation	(15,570)	(1.76)	(19,426)	(2.13)	(16,938)	(1.81)	(72,446)	(1.98)	(51,887)	(1.64)
Operating	(110,583)	(12.52)	(105,192)	(11.55)	(112,470)	(12.04)	(440,078)	(12.01)	(357,014)	(11.26)
General and administration	(16,569)	(1.88)	(13,652)	(1.50)	(12,814)	(1.37)	(58,976)	(1.61)	(51,929)	(1.64)
PRRT	(1,453)	(0.16)	(5,826)	(0.64)	2,422	0.26	(25,947)	(0.71)	(4,824)	(0.15)
Corporate income taxes	5,835	0.66	(4,527)	(0.50)	(7,946)	(0.85)	(26,283)	(0.72)	(38,753)	(1.22)
Interest expense	(19,169)	(2.17)	(19,661)	(2.16)	(20,827)	(2.23)	(81,377)	(2.22)	(72,759)	(2.30)
Realized gain (loss) on derivative instruments	22,712	2.57	36,968	4.06	(28,319)	(3.03)	84,219	2.30	(111,258)	(3.51)
Realized foreign exchange gain (loss)	2,013	0.23	(3,348)	(0.37)	5,894	0.63	(4,954)	(0.14)	243	0.01
Realized other income	253	0.03	372	0.04	275	0.03	7,700	0.21	883	0.03
Fund flows from operations	215,592	24.40	216,153	23.73	222,342	23.79	908,055	24.77	838,652	26.47

Fluctuations in fund flows from operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized.

Vermilion Energy Inc.  ■  Page 29  ■  2019 Annual Report

The following table shows a reconciliation from fund flows from operations to net earnings (loss):

($M)	Q4 2019	Q3 2019	Q4 2018	2019	2018
Fund flows from operations	215,592	216,153	222,342	908,055	838,652
Equity based compensation	(11,233)	(15,564)	(16,979)	(64,233)	(60,746)
Unrealized (loss) gain on derivative instruments	(30,362)	17,817	273,096	(57,427)	109,326
Unrealized foreign exchange gain (loss)	42,848	(50,679)	(36,366)	57,225	(63,243)
Unrealized other expense	(204)	(347)	(204)	(825)	(801)
Accretion	(7,833)	(8,701)	(8,205)	(32,667)	(31,219)
Depletion and depreciation	(139,940)	(174,077)	(174,435)	(675,177)	(609,056)
Deferred tax	(21,335)	5,169	(64,084)	(56,096)	(39,471)
Gain on business combinations	—	—	128,208	—	128,208
Impairment	(46,056)	—	—	(46,056)	—
Net earnings (loss)	1,477	(10,229)	323,373	32,799	271,650

Fluctuations in net income from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains resulting from business combinations or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements, including the Vermilion Incentive Plan ("VIP"), a security-based compensation arrangement ("Five-Year Compensation Arrangement"), and the Deferred Share Unit Plan ("DSU Plan").

Equity based compensation expense in Q4 2019 decreased compared to Q3 2019 and Q4 2018, primarily due to a revision of performance factor in Q4 2019. For the year ended December 31, 2019, equity based compensation expense increased versus the comparable period in 2018 primarily due to a higher value of outstanding share awards in 2019.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arise as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

For the three months and year ended December 31, 2019, we recognized an unrealized loss on derivative instruments of $30.4 million and $57.4 million respectively. Of those amounts, $39.0 million and $82.6 million relates to our crude oil commodity derivative instruments, offset by an unrealized gain of $51.3 million and $102.5 million on our European natural gas derivative instruments.

For the three months and year ended December 31, 2019 the unrealized loss also consists of an unrealized loss of $42.5 million and $74.2 million respectively from our USD-to-CAD cross currency interest rate swaps. These USD-to-CAD cross currency interest rate swaps are entered into on a monthly basis to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. As such, unrealized gains and losses on our cross currency interest swaps are offset by unrealized losses and gains on foreign exchange relating to the underlying USD borrowings from our revolving credit facility.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2019, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro denominated intercompany loans from Vermilion Energy Inc. to our international subsidiaries. An appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange gain (and vice-versa). Under IFRS, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net earnings reflects only the parent company's side of the translation.

Vermilion Energy Inc.  ■  Page 30  ■  2019 Annual Report

•	The translation of USD borrowings on our revolving credit facility. The unrealized foreign exchange gains or losses on these borrowings are offset by unrealized derivative gains or losses on associated USD-to-CAD cross currency interest rate swaps (discussed further above).
•	The translation of our USD denominated senior unsecured notes for the period from December 31, 2018 to June 12, 2019. Effective June 12, 2019, the USD senior notes were hedged by a USD-to-CAD cross currency interest rate swap.

For the three months ended December 31, 2019, the impact of the Euro strengthening against the Canadian dollar resulted in a $5.5 million unrealized gain on our intercompany loans. This was coupled with an unrealized gain of $37.3 million on our USD borrowings from our revolving credit facility.

For the year ended December 31, 2019, the impact of the Euro weakening against the Canadian dollar resulted in a $29.4 million unrealized loss on our intercompany loans. This was offset by a $19.8 million unrealized gain on our USD denominated senior unsecured notes for the period from December 31, 2018 to June 12, 2019 (when the USD senior notes were hedged by a USD-to-EUR cross currency interest rate swap) and a $66.8 million unrealized gain on our USD borrowings from our revolving credit facility.

As at December 31, 2019, a $0.01 appreciation of the Euro against the Canadian dollar would result in a $1.6 million increase to net earnings as a result of an unrealized gain on foreign exchange. In contrast, a $0.01 appreciation of the US dollar against the Canadian dollar would result in a $(5.6) million decrease to net earnings as a result of an unrealized loss on foreign exchange.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. Accretion expense in Q4 2019 was relatively consistent with Q3 2019 and Q4 2018. For the year ended December 31, 2019, accretion expense increased versus the comparable period in 2018, primarily attributable to new obligations recognized following acquisition activity in 2018.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, future development costs, and relative production mix.

Depletion and depreciation on a per boe basis for Q4 2019 of $15.84 decreased from $19.12 in Q3 2019 due to an increase in proved plus probable reserves. For the three months and year ended December 31, 2019, depletion and depreciation on a per boe basis of $15.84 and $18.43 respectively, decreased from $18.67 and $19.22 in the respective comparable periods in 2018 due to the increase in proved plus probable reserves in Q4 2019.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a de-recognition or re-recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

For the three months and year ended December 31, 2019, deferred tax expense of $21.3 million and $56.1 million, respectively, was recognized primarily related to the de-recognition of a portion of non-expiring tax loss pools in Ireland as there is uncertainty as to Vermilion's ability to fully utilize such losses based on commodity price forecasts as at December 31, 2019.

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Impairment

Impairment losses are recognized when indicators of impairment arise and the carrying amount of a cash generating unit ("CGU") exceeds its recoverable amount, determined as the higher of fair value less costs of disposal or value-in-use. In 2019, as a result of declining European natural gas price forecasts a non-cash impairment charge of $46.1 million was recorded in the Ireland CGU. The recoverable amount was determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves using forecast price and cost estimates and an after-tax discount rate of 9.0%.

Gain on business combinations

A gain on business combination is recognized when the total consideration paid in a business combination is less than the fair value of the net assets acquired. For the year ended December 31, 2018, gains of $68.8 million and $59.4 million were recognized on our purchases of Assets in Wyoming and Shell E&P Ireland Limited, respectively.

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Taxes

Current income tax rates

Vermilion pays corporate income taxes in France, Netherlands, and Australia. In addition, Vermilion pays PRRT in Australia which is a profit based tax applied at a rate of 40% on sales less operating expenses, capital expenditures, and other eligible expenditures. PRRT is deductible in the calculation of taxable income in Australia.

For 2019 and 2018, taxable income was subject to corporate income tax at the following statutory rates:

Jurisdiction	2019	2018
Canada	26.7%	27.0%
France	32.0%	34.4%
Netherlands (1)	50.0%	50.0%
Germany	31.8%	30.2%
Ireland	25.0%	25.0%
Australia	30.0%	30.0%
United States	21.0%	21.0%
(1)	In the Netherlands, an additional 10% uplift deduction is allowed against taxable income that is applied to operating expenses, eligible general and administration expenses, and tax deductions for depletion and abandonment retirement obligations.

Tax legislation changes

On June 28, 2019, the Alberta government enacted a Bill to gradually reduce the provincial corporate tax rate from 12% to 8% by 2022, with the first reduction to 11% effective July 1, 2019.

On December 28, 2019, the French Parliament approved the Finance Bill for 2020. The Finance Bill for 2020 provides for a progressive decrease of the French corporate income tax rate for companies with sales below €250 million from 32.0% to 25.8% by 2022, with a reduction in 2020 to 28.9%.

On December 17, 2019, the Dutch government approved the 2020 Tax Plan. The Bill provides for reduced corporate tax rates from 25.0% in 2020 to 21.7% by 2021. Due to the tax regime applicable to natural gas producers in the Netherlands, the reduction to the corporate tax rate is not expected to have a material impact to Vermilion taxes in the Netherlands.

Tax pools

As at December 31, 2019, we had the following tax pools:

($M)	Oil & Gas Assets		Tax Losses		Other	Total
Canada	2,096,939	(1)	1,221,855	(4)	28,558	3,347,352
France	389,115	(2)	—		—	389,115
Netherlands	52,452	(3)	1,239	(4)	—	53,691
Germany	161,888	(3)	112,090	(5)	9,828	283,806
Ireland	—		1,128,178	(4)	—	1,128,178
Australia	252,581	(1)	—		—	252,581
United States	278,849	(2)	62,295	(6)	—	341,144
Total	3,231,824		2,525,657		38,386	5,795,867

(1)	Deduction calculated using various declining balance rates.
(2)	Deduction calculated using a combination of straight-line over the assets life and unit of production method.
(3)	Deduction calculated using a unit of production method.
(4)	Tax losses can be carried forward and applied at 100% against taxable income.
(5)	Tax losses carried forward are available to offset the first €1 million of taxable income and 60% of taxable profits in excess each taxation year.
(6)	Tax losses created prior to January 1, 2018 are carried forward and applied at 100% against taxable income, tax losses created after January 1, 2018 are carried forward and applied to 80% of taxable income in each taxation year.

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Financial Position Review

Balance sheet strategy

We believe that our balance sheet supports our defined growth initiatives and our focus is on managing and maintaining a conservative balance sheet. To ensure that our balance sheet continues to support our defined growth initiatives, we regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall with debt (including borrowing using the unutilized capacity of our existing revolving credit facility), issue equity, or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds. To ensure that we maintain a conservative balance sheet, we monitor the ratio of net debt to fund flows from operations.

We remain focused on maintaining and strengthening our balance sheet by aligning our exploration and development capital budget with forecasted fund flows from operations to target a payout ratio (a non-GAAP financial measure) of approximately 100%. We continually monitor for changes in forecasted fund flows from operations as a result of changes to forward commodity prices and as appropriate, we will adjust our dividend policy and exploration and development capital plans. In the current economic and commodity outlook following the outbreak of novel coronavirus (COVID-19), there is uncertainty regarding our ability to achieve a 100% payout ratio at a reasonable level of capital expenditures. Therefore, effective for the March 2020 dividend (payable April 15, 2020), we reduced our monthly dividend by 50%.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Dec 31, 2019	Dec 31, 2018
Long-term debt	1,924,665	1,796,207
Current liabilities	416,210	563,199
Current assets	(347,681)	(429,877)
Net debt	1,993,194	1,929,529

Ratio of net debt to four quarter trailing fund flows from operations	2.20	2.30

As at December 31, 2019, net debt increased to $2.0 billion (December 31, 2018 - $1.9 billion) primarily due to the impact of increased borrowings on the revolving credit facility to fund our capital program. The ratio of net debt to four quarter trailing fund flows from operations decreased to 2.20 (December 31, 2018 - 2.30) as the increase to net debt was offset by higher four quarter trailing fund flows from operations.

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
($M)	Dec 31, 2019	Dec 31, 2018
Revolving credit facility	1,539,225	1,392,206
Senior unsecured notes	385,440	404,001
Long-term debt	1,924,665	1,796,207

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Revolving Credit Facility

In Q2 2019, we negotiated an amendment to our $2.1 billion revolving credit facility to extend the maturity to May 31, 2023. The amendment included changes to the financial covenants, as described below.

As at December 31, 2019, Vermilion had in place a bank revolving credit facility maturing May 31, 2023 with terms and outstanding positions as follows:

	As at
($M)	Dec 31, 2019	Dec 31, 2018
Total facility amount	2,100,000	1,800,000
Amount drawn	(1,539,225)	(1,392,206)
Letters of credit outstanding	(10,230)	(15,400)
Unutilized capacity	550,545	392,394

As at December 31, 2019, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Dec 31, 2019	Dec 31, 2018
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.94	1.72
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	1.56	1.34
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	13.46	14.57

In Q2 2019, our financial covenants were updated to replace the consolidated total senior debt to total capitalization covenant with an interest coverage covenant (calculated as consolidated EBITDA to consolidated interest expense) and to add provisions relating to our liability management ratings in Alberta and Saskatchewan. If our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of December 31, 2019, Vermilion's liability management ratings were higher than the specified levels and as such no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excluding interest on operating leases as defined under IAS 17.

Senior Unsecured Notes

On March 13, 2017, Vermilion issued US$300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the senior unsecured notes prior to maturity as follows:

•	Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount, plus any accrued and unpaid interest to but excluding the applicable redemption date.
•	Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus a “make-whole” premium and any accrued and unpaid interest.
•	On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table, plus any accrued and unpaid interest.

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Year	Redemption price
2020	104.219%
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

Cross currency interest rate swaps

On June 12, 2019, Vermilion entered into a series of cross currency interest rate swaps with a syndicate of banks. The cross currency interest rate swaps mature March 15, 2025 and include regular cash receipts and payments on March 15 and September 15 of each year. On a net basis, the cross currency interest swaps result in Vermilion receiving US dollar interest and principal amounts equal to the interest and principal payments under the US $300.0 million of senior unsecured notes. In exchange, Vermilion will make interest and principal payments equal to €265.0 million at a rate of 3.275%.

The cross currency interest rate swaps were executed as two separate sets of instruments, wherein Vermilion:

•	Receives US dollar interest and principal amounts equal to US$300.0 million of debt at 5.625% interest and pays Canadian dollar interest and principal amounts equal to $398.5 million of debt at 5.40% interest.
•	Receives Canadian dollar interest and principal amounts equal to $398.5 million of debt at 5.40% interest and pays Euro interest and principal amounts equal to €265.0 million at a rate of 3.275%.

Shareholders' capital

In total, dividends declared for the year ended December 31, 2019 were $427.3 million.

The following table outlines our dividend payment history:

Date	Monthly dividend per unit or share
January 2003 to December 2007	$0.170
January 2008 to December 2012	$0.190
January 2013 to December 2013	$0.200
January 2014 to March 2018	$0.215
April 2018 to February 2020	$0.230
March 2020 onwards	$0.115

Our policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations. During low commodity price cycles, we will initially maintain dividends and allow the ratio to rise. Should low commodity price cycles remain for an extended period of time, we will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels, and acquisition opportunities.

In the current economic and commodity outlook following the outbreak of novel coronavirus (COVID-19), there is uncertainty regarding our ability to achieve a 100% payout ratio at a reasonable level of capital expenditures. Therefore, effective for the March 2020 dividend (payable April 15, 2020), we reduced our monthly dividend by 50%. Although we expect to be able to maintain our dividend, fund flows from operations may not be sufficient to fund cash dividends, capital expenditures, and asset retirement obligations. We will evaluate our ability to finance any shortfall with debt, issuances of equity, or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

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The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Number of Shares ('000s)	Amount ($M)
Balance at December 31, 2018	152,704	4,008,828
Shares issued for the Dividend Reinvestment Plan	1,417	34,937
Vesting of equity based awards	1,359	51,108
Equity based compensation	552	15,868
Share-settled dividends on vested equity based awards	258	8,290
Balance as at December 31, 2019	156,290	4,119,031

As at December 31, 2019, there were approximately 2.3 million equity based compensation awards outstanding. As at March 5, 2020, there were approximately 156.6 million common shares issued and outstanding.

We have a normal course issuer bid ("NCIB") approved by the Toronto Stock Exchange ("TSX") that allows us to purchase up to 7,750,000 common shares (representing approximately 5% of shares outstanding common shares) beginning August 9, 2019 and ending August 8, 2020. Any common shares that are purchased under the NCIB will be canceled upon their purchase. As at December 31, 2019, no shares have been purchased pursuant to the NCIB.

Contractual Obligations and Commitments

As at December 31, 2019, we had the following contractual obligations and commitments:

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt (1)	63,948	127,896	1,577,713	399,179	2,168,736
Lease obligations	44,077	49,129	38,846	28,110	160,162
Processing and transportation agreements	30,529	47,688	12,774	3,004	93,995
Purchase obligations	27,220	9,856	557	—	37,633
Drilling and service agreements	16,071	58,398	21,207	—	95,676
Total contractual obligations and commitments	181,845	292,967	1,651,097	430,293	2,556,202

(1) Interest on revolving credit facility calculated assuming an annual interest rate of 3.35%.

(2) Commitments denominated in foreign currencies have been translated using the related spot rates on December 31, 2019.

Asset Retirement Obligations

As at December 31, 2019, asset retirement obligations were $618.2 million compared to $650.2 million as at December 31, 2018.

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. The decrease in asset retirement obligations is largely attributable to an increase in the credit spread from December 31, 2018 to December 31, 2019.

The Euro weakening against the Canadian dollar also contributed to the decrease in the asset retirement obligations. This decrease was partially offset by changes in the estimated costs and accretion expense.

The risk-free rates used as inputs to discount the obligations were as follows:

	Dec 31, 2019	Dec 31, 2018	Change
Canada	1.7%	2.2%	(0.5)%
France	0.9%	1.6%	(0.7)%
Netherlands	(0.1)%	0.4%	(0.5)%
Germany	0.3%	0.9%	(0.6)%
Ireland	0.6%	1.6%	(1.0)%
Australia	1.6%	2.6%	(1.0)%
United States	2.4%	2.7%	(0.3)%

Credit spread	5.3%	4.0%	1.3%

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Risks and Uncertainties

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of risks and uncertainties that have affected the financial statements and are reasonably likely to affect them in the future. These risks and uncertainties are discussed further below.

Commodity prices

Crude oil and natural gas prices have fluctuated significantly in recent years due to supply and demand factors. Changes in crude oil and natural gas prices affect the level of revenue we generate, the amount of proceeds we receive and payments we make on our commodity derivative instruments, and the level of taxes that we pay. In addition, lower crude oil and natural gas prices would reduce the recoverable amount of our capital assets and could result in impairments or impairment reversals.

Exchange rates

Exchange rate changes impact the Canadian dollar equivalent revenue and costs that we recognize. The majority of our crude oil and condensate revenue stream is priced in US dollars and as such an increase in the strength of the Canadian dollar relative to the US dollar would result in the receipt of fewer Canadian dollars for our revenue. We also incur expenses and capital costs in US dollars, Euros and Australian dollars and thus a decrease in strength of the Canadian dollar relative to those currencies may result in the payment of more Canadian dollars for our expenditures.

In addition, exchange rate changes impact the Canadian equivalent carrying balances for our assets and liabilities. For foreign currency denominated monetary assets (such as cash and cash equivalents, long-term debt, and intercompany loans), the impact of changes in exchange rates is recorded in net earnings as a foreign exchange gain or loss.

Production and sales volumes

Our production and sales volumes affect the level of revenue we generate and correspondingly the royalties and taxes that we pay. In addition, significant declines in production or sales volumes due to unforeseen circumstances may also result in an indicator of impairment and potential impairment charges.

Interest rates

Changes in interest rates impact the amount of interest expense we pay on our variable rate debt and also our ability to obtain fixed rate financing in the future.

Tax and royalty rates

Changes in tax and royalty rates in the jurisdictions that we operate in would impact the amount of current taxes and royalties that we pay. In addition, changes to substantively enacted tax rates would impact the carrying balance of deferred tax assets and liabilities, potentially resulting in a deferred tax recovery or incremental deferred tax expense.

In addition to the above, we are exposed to risk factors that impact our company and business. For further information on these risk factors, please refer to our Annual Information Form, available on SEDAR at www.sedar.com or on our website at www.vermilionenergy.com.

Financial Risk Management

To mitigate the risks affecting our business whenever possible, we seek to hire personnel with experience in specific areas. In addition, we provide continued training and development to staff to further develop their skills. When appropriate, we use third party consultants with relevant experience to augment our internal capabilities with respect to certain risks.

We consider our commodity price risk management program as a form of insurance that protects our cash flow and rate of return. The primary objective of the risk management program is to support our dividends and our internal capital development program. The level of commodity price risk management that occurs is dependent on the amount of debt that is carried. When debt levels are higher, we will be more active in protecting our cash flow stream through our commodity price risk management strategy.

When executing our commodity price risk management programs, we use derivative financial instruments encompassing over-the-counter financial structures as well as fixed and collar structures to economically hedge a part of our physical crude oil and natural gas production. We have strict controls and guidelines in relation to these activities and contract principally with counterparties that have investment grade credit ratings.

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Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires us to make estimates. Critical accounting estimates are those accounting estimates that require us to make assumptions about matters that are highly uncertain at the time the estimate is made and a different estimate could have been made in the current period or the estimate could change period-to-period.

The carrying amount of asset retirement obligations

The carrying amount of asset retirement obligations ($618.2 million as at December 31, 2019) is the present value of estimated future costs, discounted from the estimated abandonment date using a credit-adjusted risk-free rate. Estimated future costs are based on our assessment of regulatory requirements and the present condition of our assets. The estimated abandonment date is based on the reserve life of the associated assets. The credit-adjusted risk-free rate is based on prevailing interest rates for the appropriate term, risk-free government bonds adjusted for our estimated credit spread (determined by reference to the trading prices for debt issued by similarly rated independent oil and gas producers, including our own senior unsecured notes). Changes in these estimates would result in a change in the carrying amount of asset retirement obligations and capital assets and, to a significantly lesser degree, future accretion and depletion expense.

The estimated abandonment date may change from period to period as the estimated abandonment date changes in response to new information, such as changes in reserve life assumptions or regulations. A one year increase or decrease in the estimated abandonment date would decrease or increase asset retirement obligations (with an offsetting increase to capital assets) by approximately $27.5 million.

The estimated credit-adjusted risk-free rate may change from period to period in response to market conditions in Canada and the international jurisdictions that we operate in. A 0.5% increase or decrease in the credit-adjusted risk-free rate would decrease or increase asset retirement obligations by approximately $52.7 million.

The recognition of deferred tax assets in Ireland

In Ireland, we have $0.6 billion of non-expiring tax loss pools where $152.9 million of deferred tax assets has not been recognized as there is uncertainty on our ability to fully use these losses based on estimated future taxable profits. Estimated future taxable profits are calculated using proved and probable reserves and forecast pricing for European natural gas.

As a result, the carrying value of deferred tax assets may change from period-to-period due to changes in forecast pricing for European natural gas. A 5% increase or decrease in proved and probable reserves in our Ireland segment would increase or decrease deferred tax assets (with a corresponding deferred tax recovery or expense) by approximately $12.8 million. A €0.50/GJ increase or decrease in forecast European natural gas prices would increase or decrease deferred tax assets (with a corresponding deferred tax recovery or expense) by approximately $22.1 million.

The estimated recoverable amount of cash generating units

Each reporting period, we assess our cash generating units for indicators of impairment or impairment reversal. If an indicator of impairment or impairment reversal is identified, we estimate the recoverable amount of the cash generating unit. As a result of declining European natural gas price forecasts during the year ended December 31, 2019 an indicator of impairment was identified in the Ireland cash generating unit. The recoverable amount was determined using fair value less costs to sell which considered future after-tax cash flows from proved plus probable reserves using forecast price and cost estimates and an after-tax discount rate of 9.0%. A non-cash impairment charge of $46.1 million was recorded in the consolidated statement of net earnings.

Changes in any of the key judgments, such as a revision in reserves, changes in forecast commodity prices, foreign exchange rates, capital or operating costs would impact the estimated recoverable amount. As at December 31, 2019, a 1% increase in the assumed after-tax discount rate would reduce the estimated recoverable amount by $14.7 million (resulting in a $60.8 million impairment) while a 5% decrease in revenues (due to a decrease in commodity price forecasts or reserve estimates) would reduce the estimated recoverable amount by $28.6 million (resulting in a $74.7 million impairment).

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

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Recently Adopted Accounting Pronouncements

Definition of a Business - Amendments to IFRS 3 "Business Combinations"

Vermilion elected to early adopt the amendments to IFRS 3 "Business Combinations" effective January 1, 2019, which will be applied prospectively to acquisitions that occur on or after January 1, 2019. The amendments introduce an optional concentration test, narrow the definitions of a business and outputs, and clarify that an acquired set of activities and assets must include an input and a substantive process that together significantly contribute to the ability to create outputs. These amendments did not result in changes to Vermilion's accounting policies for applying the acquisition method.

Health, Safety and Environment

We are committed to ensuring our activities are conducted in a manner that will protect the health and safety of our employees, contractors, and the public.  Our health, safety, and environment (“HSE”) vision is “Best in Class HSE”, our mission is to fully integrate health, safety, and environment into our business, where our culture is recognized as a model by industry and stakeholders, resulting in a safe and healthy workplace.  Our mantra is HSE: Everywhere.  Everyday.  Everyone.

We maintain health, safety and environmental practices and procedures in compliance with or exceeding regulatory requirements and industry standards.  All of our personnel are expected to work safely and in accordance with established regulations and procedures, and we seek to reduce impacts to land, water and air.  During 2019 we:

•	Maintained clear priorities around 5 key focus areas of HSE Culture, Communication and Knowledge Management, Technical Safety Management, Incident Prevention and Operational Stewardship & Sustainability;
•	Initiated a strategic review of current HSE program and long-term plan;
•	Continued comprehensive investigations of our incidents and near misses to ensure root causes were identified and corrective actions effectively implemented;
•	Completed our HSE Perception Survey, which we conduct every three years. Our results all factored in the favorable range. A plan was developed to address areas for further improvement;
•	Expanded our Emergency Response Plan capabilities to align with our Central and Eastern European drilling and completions activity;
•	Completed a comprehensive assessment of our Event Management Information System to prepare for an upgrade in 2020 that will add environmental data management;
•	Completed numerous corporate standard/practice updates related to operational risk management, contractor management, marine transportation, and environmental management;
•	Continued reinforcement of the “Vermilion High 5”, an individual safety awareness initiative aimed at keeping front-line workers safe;
•	Further developed and validated critical procedures and initiated competency assessments as part of fit-for-purpose training and competency programs;
•	Continued comprehensive HSE integration plan for Vermilion’s new and emerging operations (includes Central and Eastern Europe, Germany, United States, Ireland and Canada expansion);
•	Initiated data gathering and quantification to meet the CDP Water reporting requirements for the 2019 data set;
•	Managed our waste products by reducing, recycling and recovering;
•	Reduced long-term environmental liabilities through decommissioning, abandoning and reclaiming well leases and facilities;
•	Further refined and expanded our enterprise wide corporate risk register;
•	Expanded our company-wide HSE leadership training program to improve hazard identification and risk reduction;
•	Continued the development of a robust hazard identification and risk mitigation program specific to environmentally sensitive areas;
•	Continued the development of our Corporate Process Safety Management System with emphasis on Process Hazards Analysis and risk reduction measures;
•	Performed auditing, management inspections and workforce observations to measure compliance and identify potential hazards and apply risk reduction measures; and
•	Developed, communicated and measured against leading and lagging HSE key performance indicators.

We are a member of several organizations concerned with environment, health and safety, including numerous regional co-operatives and synergy groups.  In the area of stakeholder relations, we work to build long-term relationships with environmental stakeholders and communities.

Vermilion Energy Inc.  ■  Page 40  ■  2019 Annual Report

Environmental, Social and Governance (ESG)

Furthering our focus on sustainability (ESG) strategy, in 2019 we continued to support the recommendations from the Task Force on Climate-related Financial Disclosures (TCFD), including in our reporting, focusing on climate but also on sustainability issues and opportunities in a wider context. In 2019, our Board of Directors and senior management participated in a robust scenario analysis process based on reporting from the World Economic Forum. This included analyzing factors such as the influence of new technologies, technology growth, government policy, and emerging markets that will impact the speed of the energy transition, and the resulting risks and opportunities for Vermilion. Our 2019 performance in sustainability rankings such as CDP, SAM, and Sustainalytics continued to be in the top quartile of our peer group.

Sustainability

As a responsible oil and gas producer, we consistently seek to deliver long-term shareholder value by operating in an economically, environmentally and socially sustainable manner that is recognized as a model in our industry.

Vermilion understands our stakeholders’ expectations that we deliver strong financial results in a responsible and ethical way. As a result, we align our strategic priorities in the following order:

•	the safety and health of our staff and those involved directly or indirectly in our operations;
•	our responsibility to protect the environment. We follow the Precautionary Principle introduced in 1992 by the United Nations "Rio Declaration on Environment and Development" by using environmental risk as part of our development decision criteria, and by continually seeking improved environmental performance in our operations; and
•	economic success through a focus on operational excellence across our business, which includes technical and process excellence, efficiency, expertise, stakeholder relations, and respectful and fair treatment of staff, contractors, partners and suppliers.

Reflecting these priorities, we have positioned Vermilion purposefully within the energy transition. Predictions differ about the manner and speed of the transition, but our own scenario analyses are clear that Vermilion can best contribute by focusing on producing energy responsibly: reliably, cost-effectively and safely. We also believe those stakeholders who are concerned about sustainability, including investors, governments, regulators, communities and citizens, should turn to best-in-class operators such as Vermilion. Our crude oil and natural gas assets are strategic resources that can, and should, be deployed in the service of the transition and, indeed, of the framework for the planet’s health and wellbeing represented by the United Nations Sustainable Development Goals (SDGs).

To support our strategy, we regularly communicate with our stakeholders, including through our sustainability reporting. In 2018, reflecting our review of TCFD recommendations, we updated our engagement to include a broader inclusion of sustainability in regulatory reporting; we have continued this approach in 2019.

For more information, please see references to sustainability throughout this document, including the Climate Risk discussion. For additional context, our Sustainability Report is available online at www.vermilionenergy.com (under the heading “Our Responsibility”).

Vermilion’s sustainability performance and reporting have earned consistently strong recognition from external stakeholders:

Accomplishments
•	The Company received a top quartile ranking for our industry sector in SAM's 2019 Corporate Sustainability Assessment ("CSA"). The CSA analyzes sustainability performance across economic, environmental, governance, and social criteria, and is the basis of the Dow Jones Sustainability Indices.
•	Vermilion was ranked second in our peer group in the Sustainalytics ESG (environment, social, governance) rankings.
•	Vermilion's MSCI ESG rating increased to AA in 2019, and our Governance Metrics score ranked in the top decile globally.
•	We received ISS QualityScore decile ratings of 1 for both Environmental and Social, which assess corporate disclosure and transparency practices in these areas, where 1 indicates the lowest risk.

Climate-related Disclosures

Vermilion has publicly released our identified climate risks and opportunities since our first annual CDP Climate Response in 2014. In alignment with recommendations from the TCFD and under the TCFD’s Strategy category, we are also including a summary of them in this document. For more information on our sustainability-related governance, strategy, risk management, and metrics and targets, including those related to climate, please see our 2020 Proxy Statement and Information Circular, and our online sustainability reporting, particularly the Performance Metrics section and our 2019 CDP Response, which includes detailed information on the following risk and opportunity summaries.

Vermilion Energy Inc.  ■  Page 41  ■  2019 Annual Report

Risk / Opportunity	Description of Impacts[1,2] - Risk Category - Risk Timeframe	Potential Financial Impact	Management Context
Increased Pricing of GHG Emissions e.g. Carbon Tax

- Policy and Legal

- Medium-term

In April 2019, our Saskatchewan operations became subject to the federal Greenhouse Gas Pollution Pricing Act, with carbon tax rates set at $20 per tonne of CO2e in 2019, rising to $50 by 2022. Our Alberta operations are subject to the fuel charge element of the Act beginning in January 2020.

Beginning in 2019, the direct and indirect impact of carbon taxes on the Canada Business Unit is estimated at approximately $2.3MM. For European operations, our Carbon Liability Assessment Tool indicates carbon tax is not forecasted to exceed $0.5MM per annum.

The potential financial impact is based on proposed changes to carbon pricing in our operating regions out to 2023, resulting in expansion of emission sources covered, and does not account for Vermilion’s proactive programs to manage emissions. This estimate is based on the probable cost scenario identified in our Carbon Liability Assessment Tool.

Enhanced Emissions Reporting Obligations

- Policy and Legal

- Short-term

Emissions reporting obligations are an ongoing risk and can change due to political and regulatory evolution. The impact to Vermilion would be a decreased netback on a per BOE basis, due to increased expenditures for personnel time and system development and implementation, to allow for more robust emissions quantification.

		Based on our current output in Canada and Europe, current regulated thresholds, and growth, we anticipate that cost associated with meeting emission reporting obligations will increase in the short-term, likely as a small increase in operational costs.	Regulations in all of our business units are monitored on an ongoing basis, and assumptions/scenario planning is used annually to assess risk. Vermilion also engages stakeholders relating to emissions reporting obligations. Management of this risk is built into Vermilion's operations and our Enterprise Risk Matrix.
Mandates on and Regulation of Existing Products and Services

- Policy and Legal; Technology

- Short-term

Vermilion's operations are subject to regional regulatory changes that result in changes to equipment requirements such as engineering and equipment modifications to reduce carbon emissions and / or emissions of criteria air contaminants.

The operational changes to comply with methane reduction regulations is expected at approximately $1.5MM in the short term, with those associated with eliminating routine flaring in France not expected to exceed $0.5MM. Costs associated with the Netherlands MJA3 program are built into our operating costs and no significant expenditures are anticipated in the short term.

Vermilion’s participation in the MJA3 program in the Netherlands since 2005, for example, has resulted in projects that have reduced our operations energy intensity by 76%. We have allocated resources to complete methane reduction on a planned program basis, as opposed to a single reactive replacement program, resulting in an overall reduction in associated costs.
Changes in Emissions Regulations

- Policy and Legal

- Medium-term

The risk associated with a change in emission regulations in one or more of our business units is accounted for by Vermilion's Enterprise Risk Matrix, with mitigation measures being reviewed, updated, and implemented on an annual basis. A shift in international regulations may also result in an impact to Vermilion's supply chain, resulting in a limitation of market access or direct impact to the price of our products. As Vermilion maintains a diversified asset base, we believe the risk to the marketability of our products is low.

		Following the COP21 conference, the importance of sustainable development and reduction of emission levels was confirmed by the commitments made by national governments. Based on the anticipated changes in the various regulatory regimes under which Vermilion operates, the financial impact due to a regulatory change over the next 3 years is anticipated to be less than $2.0MM. This does not include the cost associated with emission reduction projects completed on an annual basis, or previous projects that have annual emissions reductions.	The formalization of Integrated Sustainability as a strategic objective in Vermilion’s long-term strategic plan allows us to better understand, identify, proactively respond, and manage the potential risk and uncertainty inherent in an evolving sustainability framework, both at a regional and corporate level. As an example, beginning in 2017, Vermilion added requirements to assess capital expenditures for potential sustainability-related impacts; in 2018, we established a Sustainability Committee at the Board of Directors level, and a Sustainability Steering Committee at the senior management level.
Changes in Temperature Extremes

- Physical

- Long-term

A decrease in temperature extremes experienced in the winter months (i.e. lower seasonal lows) could increase the amount of fuel gas used by a variety of equipment essential for safe production. Additional equipment could also be required (e.g. building heaters, line heaters) to ensure safe and efficient operation, thus increasing our carbon footprint and costs. Temperature extremes could also increase capital costs associated with drilling, completion and workover operations due to increased timelines, decreased productivity, equipment breakdown, etc. For example, warmer winters would have a direct impact on Vermilion's more northern operations, through a decreased ability to access lands and increased construction capital requirements.

		The financial implications on an annual basis are difficult to quantify; however, based on Vermilion's experience, the most significant financial implications would result from shutdowns in drilling or completions locations. The estimated cost of this would be $0.5MM per day of delay.	As extreme weather cannot be controlled, Vermilion uses our various Management Systems and processes to protect the health and safety of our workers, contractors and the public, and to protect the environment from adverse effect. As an example of how we have reduced the potential impact related to access in remote assets, we use multi-well pads wherever possible, with multiple horizontal wells drilled from a single location. This reduces the aerial impact of these activities on the environment, habitat fragmentation and carbon emissions associated with lease construction and equipment mobilization/demobilization. Using multi-well locations would significantly decrease capital considerations in the event that limited frost days were realized in the coming years.
Changes In Precipitation Patterns and Extreme Variability in Weather Patterns

- Physical

- Long-term

Vermilion holds assets inland, in coastal regions, and offshore. A change in precipitation in any of these locations could have a negative impact on operations due to drought or flooding. Flooding could result in limited access to locations / facilities, and poses a risk to our corporate headquarters. Alternatively, drought conditions could impact the availability of surface and / or groundwater, which Vermilion, in part, relies on for drilling and completion activities. This could negatively impact forecasted growth by increasing the timelines and capital costs to bring new infrastructure onto production.

		The financial implications of a single time event (e.g. wildfire) and continued strain event (e.g. drought) have been assessed on a case-specific basis, and the financial implications of these events is believed to be manageable (impact under $10.0MM). Vermilion maintains insurance to mitigate the potential impact of precipitation extreme events (e.g. flooding). Insurance for locations that have been identified as potentially being impacted by drought-induced events (e.g. wildfire) is estimated at $0.5MM per annum.	As these incidents are beyond Vermilion's control, we take measures to ensure effective emergency response to extreme weather events, to protect the health and safety of our workers, contractors and the public, to protect the environment, and to limit the financial impact of the event. In the case of a longer term extreme precipitation event or drought, Vermilion has implemented water management programs to reduce our reliance on fresh water sources.
Rising Sea Levels

- Physical

- Long-term

Vermilion owns and operates assets in the Netherlands. We have identified and assessed the potential risk associated with rising sea levels here, as it has the potential to physically impact our operations due to issues such as flooding, transportation difficulties and supply chain interruptions. Rising sea levels also pose a threat related to the salinization of groundwater.

		Vermilion reviews the potential impact of rising sea levels annually as part of our Enterprise Risk Matrix. We estimate the potential total financial implication to be $153.0MM, before mitigation measures, in our Netherland operations.	There is no measure available to protect Vermilion's Netherlands assets in the event that water levels rise to a level that would impact facilities below sea level. Salinization of the groundwater regime would impact the entire region; similarly, no measures are currently available to protect against this. Based on Vermilion's assessment of the probability of these events occurring over the next 5 years being less than 0.5%, we have accepted this level of risk exposure.

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Risk / Opportunity	Description of Impacts[1,2] - Risk Category - Risk Timeframe	Potential Financial Impact	Management Context
Increased Severity of Extreme Weather Events such as Cyclones and Floods

- Physical

- Medium-term

Vermilion owns and operates an offshore platform in the Wandoo field off northwestern Australia, and co-owns and operates the Corrib project off the Irish coast. Extreme weather events have the potential to directly impact our offshore operations resulting in down time or damage to infrastructure, and can impact the downstream handling capacity of our partners, resulting in a limitation to the distribution and sale of our products.

Based on the value of the Wandoo Platform and a 1-in-2000 year cyclonic event, the financial implications associated with damage due to a severe weather event is estimated at $179.0MM (total impact before insurance). The third-party costs associated with potential damages from extreme weather events are not tracked by Vermilion.	Vermilion maintains insurance as a mitigative measure to reduce the financial impact associated with damage to our assets due to severe weather events. We also have protocols for monitoring and preparing for cyclones, and have invested in our emergency response capabilities in the event of damage to our assets as a result of a severe weather event. Operational changes are made as required to ensure (in order of priority) worker health and safety, protection of the environment, and protection of Vermilion’s assets.
Changing Customer Behaviour

- Market; Reputational

- Long-term

As consumers and governments become more socially aware of the sources of their energy, negative perceptions of organizations or production methods have the potential to impact energy sector companies through company valuations, restricted licensing and permitting, and stakeholder opposition.

		The impact of decreased consumer confidence and perception is not calculable. On a per share basis, the market impact of the loss of $1 per share would be approximately $156.0MM. The direct cost of Vermilion's operating excellence and risk management cannot be quantified on a single risk basis.	Vermilion is positioned within the evolving energy transition, with an unwavering commitment to our priorities of health and safety, environmental protection, and economic prosperity. We believe that those commitments, and our contributions to the UN SDGs constitute qualitative advantages that set us apart from our competitors. Sustainable practices are ingrained into the way we operate, and we will continue to focus on our Integrated Sustainability strategic objective. We believe this advantage attracts investors to Vermilion and will continue to give Vermilion a competitive advantage in the future.
Opportunity: Participation in Carbon Market

- Financial

- Medium-term

The European Union Emissions Trading Scheme (ETS) allows for the generation and movement of certified carbon credits from emissions-saving projects around the world. With the revisions pending in Phase 4, it is anticipated that there will be an active market and consumers for the offset credits generated at some of our sustainability initiatives around the world, likely providing opportunities for Vermilion to generate certified energy reduction and offset credits.

Vermilion is not accounting for any short term financial impact. It is estimated that following the change to the EU ETS in Phase 4, the carbon price will stabilize at between approximately €15 and €30 per tCO2e. The financial impact to Vermilion annually is estimated to be up to $1.0MM.	We are currently evaluating the benefit that certified offset credits from various emission reduction projects across our operations could provide. Examples of projects with this potential include our Tomato Greenhouse Cogeneration project in France, our partnerships for geothermal applications in residential neighborhoods in France, and our developing geothermal projects in the Netherlands. Vermilion's project assessment framework is applied to each identified opportunity, including considerations associated with emissions offset.
Opportunity: Development of New Products and Services through R&D and Innovation

- Products

- Short-term

As Vermilion has developed our emissions quantification programs across the globe, we have developed more robust methods for sharing of technologies and techniques from across our operations, both internally and externally. Our increased focus on tracking emissions has supported the assessment of opportunities across business units and sharing of technical expertise.

		As this opportunity is in the early stage of assessment, it is difficult to quantify the financial impact, but it is estimated at up to $2.0MM per year. Potential also exists for significant cost adjustments, as assets slated for abandonment could be repurposed to generate geothermal energy.	We have technical experts who provide input into potential geothermal projects as they are identified. These teams are supported by corporate sustainability staff in connecting internal and external stakeholders. These teams have responsibilities specific to geothermal opportunities as these projects move through their preliminary stages. To further support identification of opportunities, and engagement with stakeholders, Vermilion has appointed sustainability leads in all our business units.
Opportunity: Shift in Consumer Preferences

- Products, Reputational

- Long-term

Under the Canadian Environmental Protection Act and based on commitments made by the Canadian and Alberta governments relating to COP21, there is a commitment to reduce emissions for coal-fired power generation. Based on this and with a number of power generating facilities in Alberta nearing the end of their service life, the demand for natural gas is likely to increase due to increased use of combined cycle gas turbine (CCGT) power generation. Alberta has also committed to significantly reducing its demand for coal for power generation by 2050.

		The short term impact on gas pricing is anticipated to be low, increasing to medium in the mid to long term. Once the regulations are implemented, there is a potential for an increase in the demand and pricing for natural gas, from which Vermilion would benefit. Based on current estimates, an increase in gas price of $1 per mcf would result in a positive impact to sales of approximately $35.0MM.	As we move further into the energy transition, we foresee natural gas playing an impactful role as a less carbon intense fuel than other options (i.e. coal). Vermilion continues to focus on the identification of resources and assets where we have the opportunity to apply our industry leading expertise to optimize production while reducing emissions. An example of our strategy to realize this opportunity is our asset base in Alberta, which currently includes a large liquids rich gas play. Vermilion's marketing team is also actively pursuing options for our natural gas production that will enable Vermilion to achieve the best netbacks on production.
Opportunity: Ability to Diversify Business Activities

- Products

- Long-term

Vermilion maintains a diverse, stable global portfolio of oil and gas assets. Our strong record of safe and socially conscious development of energy resources has provided opportunities to access and develop these resources. We see our commitment to sustainability as core to our business, which has provided important organizational focus on emissions quantification and management. As consumers become more aware of and involved in the selection of their energy sources and associated carbon intensity, we believe that Vermilion will continue to be a top quartile choice, providing us with opportunities not available to peer organizations.

The financial impact of changing consumer preferences is difficult to quantify. We foresee opportunities in two distinct areas: first, in consumers selecting premium energy products (top quartile, low carbon intensity), with these products demanding a higher price than other energy sources on the market. Currently we estimate the potential impact of premium pricing in the long term to be $1-5 per boe ($24.8MM based on $1 per boe). The second opportunity, which we are already receiving benefit from, is access to more stringent markets, supported by our environmental and sustainability performance, such as our entry into German, Hungarian and Croatian oil and gas operations in the last several years.	Vermilion made the organizational change to established Integrated Sustainability as one of our strategic objectives in 2015. This provided important organizational focus on matters such as environmental performance, including climate change. Our strategy is to continue to support Integrated Sustainability, with personnel who are experts in their field, as well as financially supporting programs and projects that reduce emissions while optimizing production. An example of this is the addition of personnel who have specific responsibilities associated with sustainability in our business units, including study and feasibility assessment of green energy generation.

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Risk / Opportunity	Description of Impacts[1,2] - Risk Category - Risk Timeframe	Potential Financial Impact	Management Context
Opportunity: Shift Toward Decentralized Energy Generation

- Products, Reputational

- Long-term

The carbon intensity of energy used around the world has a direct relationship to where the energy product was generated. Vermilion’s business unit structure supports production and distribution of energy products into local markets. This strategy results in the significant reduction of the carbon footprint of our energy when compared to non-local sources.

		On an operating netback (sales) basis, based on current estimates, the financial premium of our non-Canadian assets was $340.8MM. The potential future advantage is anticipated to increase as we expand production in markets outside North America and provide sources of energy to local markets. The costs associated with adjustment of our organizational structure are built into our costs across the company.	Vermilion continues to assess where we can access local markets for our production, while exploring regions to expand our operations. The actions taken in the past several years to realize this opportunity include alterations to our structure, our strategic objectives and our operational development plans to support Vermilion as a distributed energy provider, and exploration and development programs in regions with relatively low energy production as compared to consumption (i.e. Hungary).

Notes:

(1)	Short-term (0 to 3 years); Medium-term (3 to 6 years); Long-term (6 to 50 years).
(2)	Risk summary is based on our fiscal year 2018 environmental reporting through CDP. Fiscal year 2019 environmental reporting will be available in mid-2020.

Corporate Governance

We are committed to a high standard of corporate governance practices, a dedication that begins at the Board level and extends throughout the Company. We believe good corporate governance is in the best interest of our shareholders, and that successful companies are those that deliver growth and a competitive return along with a commitment to the environment, to the communities where they operate, and to their employees.

We comply with the objectives and guidelines relating to corporate governance adopted by the Canadian Securities Administrators and the Toronto Stock Exchange ("TSX"). In addition, the Board monitors and considers the implementation of corporate governance standards proposed by various regulatory and non-regulatory authorities in Canada. A discussion of corporate governance policies is included each year in our proxy materials for our annual general meeting of shareholders, copies of which are available on SEDAR (www.sedar.com).

As a Canadian reporting issuer with securities listed on the TSX and the New York Stock Exchange (“NYSE”), Vermilion is required to comply with all applicable Canadian requirements adopted by the Canadian Securities Administrators and the TSX, and applicable rules for foreign private issuers adopted by the U.S. Securities and Exchange Commission that give effect to the provisions of the Sarbanes-Oxley Act of 2002.

Our corporate governance practices also incorporate many “best practices” derived from those required to be followed by US domestic companies under the NYSE listing standards. We are required by Section 303A.11 of the NYSE Listed Company Manual to identify any significant ways in which our corporate governance practices differ from those required to be followed by US domestic companies under NYSE listing standards. We believe that there are no such significant differences in our corporate governance practices, except as follows:

•	Shareholder Approval of Equity Compensation Plans. Section 303A.8 of the NYSE Listed Company Manual requires shareholder approval of all “equity compensation plans” and material revisions to those plans. The definition of “equity compensation plans” covers plans that provide for the delivery of newly issued securities, and also plans which rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. The TSX rules provide that equity compensation plans and material amendments thereto require shareholder approval only if they involve newly issued securities and the amendments are not otherwise addressed in the plan’s amendment procedures. In addition, the TSX rules require that every three years after institution, all unallocated options, rights or other entitlements under equity compensation plans which do not have a fixed maximum aggregate of securities issuable must be approved by shareholders. Vermilion follows the TSX rules with respect to shareholder approval of equity compensation plans and material revisions to those plans.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings.

As of December 31, 2019, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

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Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

The Chief Executive Officer and the Chief Financial Officer of Vermilion have assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Chief Executive Officer and the Chief Financial Officer of Vermilion have concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2019. The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, as reflected in their report included in the 2019 audited annual financial statements filed with the US Securities and Exchange Commission. No changes were made to Vermilion’s internal control over financial reporting during the year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

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Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q4 2019			2019			Q4 2018	2018
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Sales	55.55	2.33	38.38	56.92	1.77	37.82	33.30	37.81
Royalties	(7.41)	(0.05)	(4.48)	(7.40)	0.02	(4.30)	(4.57)	(4.77)
Transportation	(2.35)	(0.22)	(1.93)	(2.40)	(0.19)	(1.88)	(1.99)	(1.69)
Operating	(13.28)	(1.41)	(11.30)	(13.02)	(1.39)	(11.09)	(11.09)	(10.00)
Operating netback	32.51	0.65	20.67	34.10	0.21	20.55	15.65	21.35
General and administration			(1.38)			(1.07)	(0.38)	(0.34)
Fund flows from operations netback			19.29			19.48	15.27	21.01
France
Sales	80.87	—	80.87	83.22	1.76	83.01	84.02	89.44
Royalties	(10.68)	—	(10.67)	(11.17)	(0.73)	(11.15)	(11.72)	(11.60)
Transportation	(3.34)	—	(3.34)	(5.51)	—	(5.49)	(3.17)	(2.59)
Operating	(16.78)	—	(16.78)	(15.62)	—	(15.57)	(13.71)	(13.56)
Operating netback	50.07	—	50.08	50.92	1.03	50.80	55.42	61.69
General and administration			(5.01)			(3.91)	(3.71)	(3.51)
Current income taxes			(5.16)			(5.45)	(0.86)	(3.74)
Fund flows from operations netback			39.91			41.44	50.85	54.44
Netherlands
Sales	73.51	5.57	33.88	72.44	6.16	37.37	65.77	58.44
Royalties	—	(0.03)	(0.17)	—	(0.08)	(0.49)	(0.67)	(1.12)
Operating	—	(2.21)	(13.11)	—	(1.79)	(10.64)	(8.40)	(9.40)
Operating netback	73.51	3.33	20.60	72.44	4.29	26.24	56.70	47.92
General and administration			(1.03)			(0.88)	(0.88)	(0.69)
Current income taxes			15.05			1.31	(9.31)	(5.83)
Fund flows from operations netback			34.62			26.67	46.51	41.40
Germany
Sales	77.58	4.96	39.14	80.22	5.64	45.75	62.74	61.47
Royalties	(2.21)	(0.32)	(1.99)	(3.75)	(0.73)	(4.20)	(3.41)	(4.94)
Transportation	(14.56)	(0.08)	(3.27)	(12.43)	(0.20)	(4.09)	(4.16)	(4.79)
Operating	(30.08)	(3.99)	(25.14)	(25.64)	(2.99)	(19.93)	(18.95)	(17.18)
Operating netback	30.73	0.57	8.74	38.40	1.72	17.53	36.22	34.56
General and administration			(6.64)			(6.75)	(6.61)	(5.52)
Fund flows from operations netback			2.10			10.78	29.61	29.04
Ireland
Sales	—	5.61	33.65	—	6.13	36.81	66.91	61.12
Transportation	—	(0.26)	(1.55)	—	(0.26)	(1.57)	(1.40)	(1.53)
Operating	—	(0.73)	(4.40)	—	(0.73)	(4.39)	(5.64)	(4.58)
Operating netback	—	4.62	27.70	—	5.14	30.85	59.87	55.01
General and administration			(0.75)			(0.88)	(2.55)	(2.50)
Fund flows from operations netback			26.95			29.97	57.32	52.51

Vermilion Energy Inc.  ■  Page 46  ■  2019 Annual Report

	Q4 2019			2019			Q4 2018	2018
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Australia
Sales	88.35	—	88.35	93.33	—	93.33	97.19	95.11
Operating	(34.09)	—	(34.09)	(25.20)	—	(25.20)	(38.92)	(33.57)
PRRT (1)	(5.87)	—	(5.87)	(13.13)	—	(13.13)	5.98	(3.04)
Operating netback	48.39	—	48.39	55.00	—	55.00	64.25	58.50
General and administration			(5.97)			(2.50)	(3.44)	(3.10)
Current income taxes			(2.00)			(4.25)	(0.53)	(4.16)
Fund flows from operations netback			40.42			48.25	60.28	51.24
United States
Sales	54.34	1.73	43.77	54.33	2.15	44.17	44.85	52.90
Royalties	(12.55)	(0.44)	(10.17)	(13.43)	(0.56)	(10.96)	(12.43)	(13.85)
Operating	(9.81)	(1.46)	(9.56)	(9.92)	(1.43)	(9.59)	(8.73)	(8.83)
Operating netback	31.98	(0.17)	24.04	30.98	0.16	23.62	23.69	30.22
General and administration			(4.01)			(4.43)	(4.28)	(8.67)
Fund flows from operations netback			20.03			19.19	19.41	21.55

Total Company
Sales	62.46	3.61	44.00	65.73	3.58	46.12	48.90	52.95
Realized hedging gain (loss)	2.60	0.42	2.57	1.78	0.49	2.30	(3.03)	(3.51)
Royalties	(8.03)	(0.08)	(4.60)	(7.72)	(0.06)	(4.47)	(4.70)	(4.80)
Transportation	(2.38)	(0.17)	(1.76)	(2.77)	(0.16)	(1.98)	(1.81)	(1.64)
Operating	(14.94)	(1.60)	(12.52)	(14.68)	(1.44)	(12.01)	(12.04)	(11.26)
PRRT (1)	(0.30)	—	(0.16)	(1.27)	—	(0.71)	0.26	(0.15)
Operating netback	39.41	2.18	27.53	41.07	2.41	29.25	27.58	31.59
General and administration			(1.88)			(1.61)	(1.37)	(1.64)
Interest expense			(2.17)			(2.22)	(2.23)	(2.30)
Realized foreign exchange loss			0.23			(0.14)	0.63	0.01
Other income			0.03			0.21	0.03	0.03
Corporate income taxes			0.66			(0.72)	(0.85)	(1.22)
Fund flows from operations netback			24.40			24.77	23.79	26.47

(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

Vermilion Energy Inc.  ■  Page 47  ■  2019 Annual Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at December 31, 2019:

	Unit	Currency	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Swap Volume	Weighted Average Swap Price
Dated Brent
Q1 2020	bbl	USD	3,000	62.25	3,000	67.39	3,000	55.58	—	—
Q2 2020	bbl	USD	3,000	62.25	3,000	67.39	3,000	55.58	—	—
WTI
Q1 2020	bbl	USD	9,750	54.18	6,000	60.95	9,750	46.23	1,500	59.17
Q2 2020	bbl	USD	7,250	53.07	4,000	60.23	7,250	44.86	—	—
Q3 2020	bbl	USD	500	57.00	500	61.25	500	52.00	—	—
Q4 2020	bbl	USD	500	57.00	500	61.25	500	52.00	—	—
AECO
Q1 2020	mcf	CAD	10,426	1.58	10,426	2.56	—	—	—	—
Q2 2020	mcf	CAD	—	—	—	—	—	—	10,426	1.39
Q3 2020	mcf	CAD	—	—	—	—	—	—	10,426	1.39
Q4 2020	mcf	CAD	—	—	—	—	—	—	3,513	1.39
AECO Basis (AECO less NYMEX Henry Hub)
Q1 2020	mcf	USD	—	—	—	—	—	—	32,500	(0.94)
Q2 2020	mcf	USD	—	—	—	—	—	—	52,500	(1.12)
Q3 2020	mcf	USD	—	—	—	—	—	—	50,000	(1.12)
Q4 2020	mcf	USD	—	—	—	—	—	—	36,739	(1.11)
Q1 2021	mcf	USD	—	—	—	—	—	—	30,000	(1.11)
Q2 2021	mcf	USD	—	—	—	—	—	—	45,000	(1.08)
Q3 2021	mcf	USD	—	—	—	—	—	—	45,000	(1.08)
Q4 2021	mcf	USD	—	—	—	—	—	—	35,054	(1.09)
Q1 2022	mcf	USD	—	—	—	—	—	—	30,000	(1.10)
Q2 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)
Q3 2022	mcf	USD	—	—	—	—	—	—	35,000	(1.09)
Q4 2022	mcf	USD	—	—	—	—	—	—	11,793	(1.09)
NYMEX Henry Hub
Q1 2020	mcf	USD	10,000	2.75	10,000	3.10	10,000	2.25	—	—

Vermilion Energy Inc.  ■  Page 48  ■  2019 Annual Report

	Unit	Currency	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Swap Volume	Weighted Average Swap Price
NBP
Q1 2020	mcf	EUR	49,135	5.27	49,135	5.83	49,135	3.98	—	—
Q2 2020	mcf	EUR	41,765	5.21	41,765	5.53	41,765	3.83	—	—
Q3 2020	mcf	EUR	41,765	5.21	41,765	5.52	41,765	3.83	—	—
Q4 2020	mcf	EUR	61,419	5.28	63,875	5.77	61,419	3.90	—	—
Q1 2021	mcf	EUR	54,048	5.44	56,505	5.85	54,048	3.94	—	—
Q2 2021	mcf	EUR	46,678	5.42	46,678	5.80	46,678	3.92	—	—
Q3 2021	mcf	EUR	46,678	5.42	46,678	5.77	46,678	3.92	—	—
Q4 2021	mcf	EUR	54,048	5.44	54,048	5.72	54,048	3.94	—	—
Q1 2022	mcf	EUR	19,654	5.42	19,654	6.30	19,654	3.79	—	—
Q2 2022	mcf	EUR	12,284	5.33	12,284	6.03	12,284	3.60	—	—
NBP Basis (NBP less NYMEX Henry Hub)
Q1 2020	mcf	USD	17,500	2.74	17,500	3.99	—	—	—	—
Q2 2020	mcf	USD	15,000	2.61	15,000	3.98	—	—	—	—
Q3 2020	mcf	USD	15,000	2.61	15,000	3.98	—	—	—	—
Q4 2020	mcf	USD	10,000	3.24	10,000	3.98	—	—	—	—
TTF
Q1 2020	mcf	EUR	7,370	5.37	7,370	6.25	7,370	3.81	—	—
Q2 2020	mcf	EUR	13,512	5.36	9,827	6.15	13,512	3.73	4,913	5.54
Q3 2020	mcf	EUR	13,512	5.36	9,827	6.15	13,512	3.73	3,258	5.45
Q4 2020	mcf	EUR	7,370	5.37	7,370	6.25	7,370	3.81	—	—
TTF Basis (TTF less NYMEX Henry Hub)
Q2 2020	mcf	USD	2,500	3.50	2,500	4.00	—	—	5,000	3.21
Q3 2020	mcf	USD	2,500	3.50	2,500	4.00	—	—	5,000	3.21

Cross Currency Interest Rate		Receive Notional Amount		Receive Rate	Pay Notional Amount		Pay Rate
Swap	Jan 2020 - Mar 2025	300,000,000	USD	5.625%	265,048,910	EUR	3.275%
Swap	Q1 2020	1,735,895,470	USD	LIBOR + 1.70%	2,304,900,000	CAD	CDOR + 1.25%

VET Equity Swaps					Initial Share Price		Share Volume
Swap	Jan 2020 - Sep 2021				20.9788	CAD	2,250,000
Swap	Jan 2020 - Oct 2021				22.4587	CAD	1,500,000

Vermilion Energy Inc.  ■  Page 49  ■  2019 Annual Report

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

Period if Option Exercised	Unit	Currency	Option Expiration Date	Bought Put Volume	Weighted Average Bought Put Price	Sold Call Volume	Weighted Average Sold Call Price	Sold Put Volume	Weighted Average Sold Put Price	Swap Volume	Weighted Average Swap Price
Dated Brent
Feb 2020 - Jan 2021	bbl	USD	28-Jan-20	—	—	—	—	—	—	500	63.00
Feb 2020 - Jan 2021	bbl	USD	31-Jan-20	—	—	—	—	—	—	3,000	62.00
Mar 2020 - Feb 2021	bbl	USD	28-Feb-20	—	—	—	—	—	—	4,500	62.71
Apr 2020 - Mar 2021	bbl	USD	31-Mar-20	—	—	—	—	—	—	3,500	63.32
Apr 2020 - Mar 2021	bbl	USD	31-Mar-20	1,000	64.00	1,000	69.00	1,000	59.00	—	—
May 2020 - Apr 2021	bbl	USD	30-Apr-20	—	—	—	—	—	—	4,000	62.63
NBP
Oct 2020 - Jun 2022	mcf	EUR	30-Jun-20	—	—	—	—	—	—	2,457	5.86
Jan 2021 - Sep 2022	mcf	EUR	30-Jun-20	—	—	—	—	—	—	2,457	5.86
Jan 2021 - Sep 2022	mcf	USD	30-Jun-20	—	—	—	—	—	—	2,457	6.45
Jan 2022 - Dec 2022	mcf	USD	30-Jun-20	—	—	—	—	—	—	9,827	6.45
Oct 2020 - Jun 2022	mcf	EUR	30-Sep-20	—	—	—	—	—	—	2,457	6.15

Vermilion Energy Inc.  ■  Page 50  ■  2019 Annual Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q4 2019	Q3 2019	Q4 2018	2019	2018
Drilling and development	97,114	117,123	160,359	486,677	503,842
Exploration and evaluation	3,511	10,756	3,221	36,487	14,372
Capital expenditures	100,625	127,879	163,580	523,164	518,214

Acquisitions	9,165	4,657	(31,314)	38,472	276,308
Shares issued for acquisition	—	—	—	—	1,235,221
Contingent consideration	—	—	2	—	2
Long-term debt net of working capital assumed	—	—	34,005	—	247,898
Acquisitions	9,165	4,657	2,689	38,472	1,759,425

By category ($M)	Q4 2019	Q3 2019	Q4 2018	2019	2018
Drilling, completion, new well equip and tie-in, workovers and recompletions	72,515	93,681	151,511	411,390	434,875
Production equipment and facilities	29,221	28,722	9,166	87,711	62,496
Seismic, studies, land and other	(1,111)	5,476	2,903	24,063	20,843
Capital expenditures	100,625	127,879	163,580	523,164	518,214
Acquisitions	9,165	4,657	2,689	38,472	1,759,425
Total capital expenditures and acquisitions	109,790	132,536	166,269	561,636	2,277,639

Capital expenditures by country ($M)	Q4 2019	Q3 2019	Q4 2018	2019	2018
Canada	66,643	69,963	90,211	293,744	277,857
France	8,745	18,139	17,008	74,641	79,758
Netherlands	9,651	3,028	2,454	23,605	17,483
Germany	5,177	4,229	4,580	21,684	15,806
Ireland	923	354	140	1,372	224
Australia	6,452	2,995	43,760	30,550	75,638
United States	3,132	21,064	2,881	57,196	40,837
Corporate	(98)	8,107	2,546	20,372	10,611
Total capital expenditures	100,625	127,879	163,580	523,164	518,214

Acquisitions by country ($M)	Q4 2019	Q3 2019	Q4 2018	2019	2018
Canada	5,003	1,746	12,233	24,064	1,573,964
Netherlands	—	—	(7,860)	908	(2,087)
Germany	1,456	947	706	7,570	1,665
Ireland	—	—	(5,572)	—	(5,572)
United States	575	1,964	3,674	3,799	191,740
Corporate	2,131	—	(492)	2,131	(285)
Total acquisitions	9,165	4,657	2,689	38,472	1,759,425

In 2019, included in cash expenditures on acquisitions of $38.5 million is: $16.0 million net paid to vendors in relation to the purchase of assets from other oil and gas producers; $4.7 million in asset improvements incurred subsequent to acquisitions for compliance with safety, environmental, and Vermilion's operating standards; $6.2 million paid to acquire land; $0.9 million paid to acquire royalty interests, and $10.6 million relating to the carry component of farm-in arrangements.

Vermilion Energy Inc.  ■  Page 51  ■  2019 Annual Report

Supplemental Table 4: Production

	Q4/19	Q3/19	Q2/19	Q1/19	Q4/18	Q3/18	Q2/18	Q1/18	Q4/17	Q3/17	Q2/17	Q1/17
Canada
Crude oil & condensate (bbls/d)	27,399	27,682	28,844	29,164	29,557	28,477	17,009	9,272	9,703	9,288	9,205	7,987
NGLs (bbls/d)	7,005	6,632	7,352	6,968	6,816	6,126	5,589	5,106	5,235	4,891	3,745	2,670
Natural gas (mmcf/d)	145.14	145.14	151.87	151.37	146.65	136.77	127.32	106.21	107.91	103.92	93.68	85.74
Total (boe/d)	58,593	58,504	61,507	61,360	60,814	57,397	43,817	32,078	32,923	31,499	28,563	24,947
% of consolidated	61%	60%	60%	59%	60%	59%	55%	46%	45%	46%	43%	38%
France
Crude oil (bbls/d)	10,264	10,347	9,800	11,342	11,317	11,407	11,683	11,037	11,215	10,918	11,368	10,834
Natural gas (mmcf/d)	—	—	—	0.77	0.82	—	—	—	—	—	—	0.01
Total (boe/d)	10,264	10,347	9,800	11,470	11,454	11,407	11,683	11,037	11,215	10,918	11,368	10,836
% of consolidated	10%	11%	10%	11%	11%	12%	14%	16%	15%	16%	17%	17%
Netherlands
Condensate (bbls/d)	90	82	100	93	112	84	87	77	105	74	104	76
Natural gas (mmcf/d)	47.99	44.08	52.90	51.51	51.82	44.37	43.49	44.79	55.66	34.90	31.58	39.92
Total (boe/d)	8,088	7,429	8,917	8,677	8,749	7,479	7,335	7,541	9,381	5,890	5,368	6,729
% of consolidated	8%	8%	9%	8%	9%	8%	9%	11%	13%	9%	8%	10%
Germany
Crude oil (bbls/d)	800	845	1,047	978	913	1,019	1,008	1,078	1,148	1,054	1,047	989
Natural gas (mmcf/d)	15.44	14.54	14.56	16.71	16.94	14.88	14.63	16.19	18.19	20.12	19.86	19.39
Total (boe/d)	3,373	3,269	3,474	3,763	3,736	3,498	3,447	3,777	4,180	4,407	4,357	4,220
% of consolidated	3%	3%	3%	4%	4%	4%	4%	5%	6%	7%	6%	7%
Ireland
Natural gas (mmcf/d)	42.30	43.21	49.21	51.71	52.03	51.38	56.56	60.87	56.23	49.04	63.81	64.82
Total (boe/d)	7,049	7,202	8,201	8,619	8,672	8,563	9,426	10,144	9,372	8,173	10,634	10,803
% of consolidated	7%	7%	8%	8%	9%	9%	12%	14%	13%	12%	16%	17%
Australia
Crude oil (bbls/d)	4,548	5,564	6,689	5,862	4,174	4,704	4,132	4,971	4,993	5,473	6,054	6,581
% of consolidated	5%	6%	6%	6%	4%	5%	5%	7%	7%	8%	9%	10%
United States
Crude oil (bbls/d)	3,161	2,722	2,483	1,742	1,605	1,461	655	574	667	880	747	365
NGLs (bbls/d)	1,156	1,140	754	929	998	714	62	20	43	56	76	24
Natural gas (mmcf/d)	8.20	6.38	7.06	5.89	5.65	4.82	0.40	0.15	0.29	0.64	0.44	0.20
Total (boe/d)	5,683	4,925	4,414	3,653	3,545	2,979	784	618	758	1,043	896	422
% of consolidated	6%	5%	4%	4%	3%	3%	1%	1%	1%	2%	1%	1%
Corporate
Natural gas (mmcf/d)	1.66	—	—	—	2.86	1.17	—	—	—	—	—	—
Total (boe/d)	276	—	—	—	477	195	—	—	—	—	—	—
% of consolidated	—	—	—	—	—	—	—	—	—	—	—	—
Consolidated
Liquids (bbls/d)	54,421	55,014	57,071	57,078	55,493	53,991	40,225	32,134	33,109	32,634	32,346	29,526
% of consolidated	56%	57%	55%	55%	55%	56%	50%	46%	45%	48%	48%	46%
Natural gas (mmcf/d)	260.72	253.36	275.60	277.96	276.77	253.38	242.40	228.20	238.28	208.62	209.36	210.07
% of consolidated	44%	43%	45%	45%	45%	44%	50%	54%	55%	52%	52%	54%
Total (boe/d)	97,875	97,239	103,003	103,404	101,621	96,222	80,625	70,167	72,821	67,403	67,240	64,537

Vermilion Energy Inc.  ■  Page 52  ■  2019 Annual Report

	2019	2018	2017	2016	2015	2014
Canada
Crude oil & condensate (bbls/d)	28,266	21,154	9,051	9,171	11,357	12,491
NGLs (bbls/d)	6,988	5,914	4,144	2,552	2,301	1,233
Natural gas (mmcf/d)	148.35	129.37	97.89	84.29	71.65	55.67
Total (boe/d)	59,979	48,630	29,510	25,771	25,598	23,001
% of consolidated	60%	56%	45%	40%	46%	47%
France
Crude oil (bbls/d)	10,435	11,362	11,084	11,896	12,267	11,011
Natural gas (mmcf/d)	0.19	0.21	—	0.44	0.97	—
Total (boe/d)	10,467	11,396	11,085	11,970	12,429	11,011
% of consolidated	10%	13%	16%	19%	23%	22%
Netherlands
Condensate (bbls/d)	91	90	90	88	99	77
Natural gas (mmcf/d)	49.10	46.13	40.54	47.82	44.76	38.20
Total (boe/d)	8,274	7,779	6,847	8,058	7,559	6,443
% of consolidated	8%	9%	10%	13%	14%	13%
Germany
Crude oil (bbls/d)	917	1,004	1,060	—	—	—
Natural gas (mmcf/d)	15.31	15.66	19.39	14.90	15.78	14.99
Total (boe/d)	3,468	3,614	4,291	2,483	2,630	2,498
% of consolidated	3%	4%	6%	4%	5%	5%
Ireland
Natural gas (mmcf/d)	46.57	55.17	58.43	50.89	0.03	—
Total (boe/d)	7,762	9,195	9,737	8,482	5	—
% of consolidated	8%	11%	14%	13%	—	—
Australia
Crude oil (bbls/d)	5,662	4,494	5,770	6,304	6,454	6,571
% of consolidated	6%	5%	8%	10%	12%	13%
United States
Crude oil (bbls/d)	2,531	1,078	666	393	231	49
NGLs (bbls/d)	996	452	50	29	7	—
Natural gas (mmcf/d)	6.89	2.78	0.39	0.21	0.05	—
Total (boe/d)	4,675	1,992	781	457	247	49
% of consolidated	5%	2%	1%	1%	—	—
Corporate
Natural gas (mmcf/d)	0.42	1.02	—	—	—	—
Total (boe/d)	70	169	—	—	—	—
% of consolidated	—	—	—	—	—	—
Consolidated
Liquids (bbls/d)	55,886	45,548	31,915	30,433	32,716	31,432
% of consolidated	56%	52%	47%	48%	60%	63%
Natural gas (mmcf/d)	266.82	250.33	216.64	198.55	133.24	108.85
% of consolidated	44%	48%	53%	52%	40%	37%
Total (boe/d)	100,357	87,270	68,021	63,526	54,922	49,573

Vermilion Energy Inc.  ■  Page 53  ■  2019 Annual Report

Supplemental Table 5: Segmented Financial Results

	Three Months Ended December 31, 2019
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	USA	Corporate	Total
Drilling and development	66,643	8,807	6,571	6,355	923	6,452	3,132	(1,769)	97,114
Exploration and evaluation	—	(62)	3,080	(1,178)	—	—	—	1,671	3,511

Crude oil and condensate sales	167,045	77,781	608	4,491	11	21,872	19,381	—	291,189
NGL sales	8,784	—	—	—	—	—	2,200	—	10,984
Natural gas sales	31,068	—	24,607	7,040	21,813	—	1,304	797	86,629
Sales of purchased commodities	—	—	—	—	—	—	—	74,951	74,951
Royalties	(24,127)	(10,265)	(130)	(587)	—	—	(5,316)	(254)	(40,679)
Revenue from external customers	182,770	67,516	25,085	10,944	21,824	21,872	17,569	75,494	423,074
Purchased commodities	—	—	—	—	—	—	—	(74,951)	(74,951)
Transportation	(10,384)	(3,215)	—	(963)	(1,008)	—	—	—	(15,570)
Operating	(60,931)	(16,142)	(9,758)	(7,405)	(2,854)	(8,438)	(4,996)	(59)	(110,583)
General and administration	(7,424)	(4,821)	(763)	(1,957)	(484)	(1,477)	(2,099)	2,456	(16,569)
PRRT	—	—	—	—	—	(1,453)	—	—	(1,453)
Corporate income taxes	—	(4,966)	11,198	—	—	(495)	—	98	5,835
Interest expense	—	—	—	—	—	—	—	(19,169)	(19,169)
Realized gain on derivative instruments	—	—	—	—	—	—	—	22,712	22,712
Realized foreign exchange gain	—	—	—	—	—	—	—	2,013	2,013
Realized other income	—	—	—	—	—	—	—	253	253
Fund flows from operations	104,031	38,372	25,762	619	17,478	10,009	10,474	8,847	215,592

	Year Ended December 31, 2019
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	USA	Corporate	Total
Total assets	3,088,947	841,875	226,834	261,712	470,316	233,581	421,609	321,246	5,866,120
Drilling and development	293,744	74,579	19,866	10,806	1,372	30,550	57,196	(1,436)	486,677
Exploration and evaluation	—	62	3,739	10,878	—	—	—	21,808	36,487

Crude oil and condensate sales	699,290	326,578	2,411	25,783	27	184,490	63,449	—	1,302,028
NGL sales	33,159	—	—	—	—	—	6,499	—	39,658
Natural gas sales	95,621	121	110,446	31,529	104,247	—	5,416	797	348,177
Sales of purchased commodities	—	—	—	—	—	—	—	221,274	221,274
Royalties	(94,079)	(43,895)	(1,469)	(5,264)	—	—	(18,706)	(253)	(163,666)
Revenue from external customers	733,991	282,804	111,388	52,048	104,274	184,490	56,658	221,818	1,747,471
Purchased commodities	—	—	—	—	—	—	—	(221,274)	(221,274)
Transportation	(41,261)	(21,609)	—	(5,117)	(4,459)	—	—	—	(72,446)
Operating	(242,790)	(61,281)	(32,125)	(24,970)	(12,431)	(49,810)	(16,370)	(301)	(440,078)
General and administration	(23,341)	(15,406)	(2,659)	(8,452)	(2,491)	(4,940)	(7,566)	5,879	(58,976)
PRRT	—	—	—	—	—	(25,947)	—	—	(25,947)
Corporate income taxes	—	(21,431)	3,961	—	—	(8,407)	—	(406)	(26,283)
Interest expense	—	—	—	—	—	—	—	(81,377)	(81,377)
Realized gain on derivative instruments	—	—	—	—	—	—	—	84,219	84,219
Realized foreign exchange loss	—	—	—	—	—	—	—	(4,954)	(4,954)
Realized other income	—	—	—	—	—	—	—	7,700	7,700
Fund flows from operations	426,599	163,077	80,565	13,509	84,893	95,386	32,722	11,304	908,055

Vermilion Energy Inc.  ■  Page 54  ■  2019 Annual Report

Non-GAAP Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the Consolidated Financial Statements) and net debt, a measure of capital in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the Consolidated Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Acquisitions: The sum of acquisitions from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed plus or net of acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity.

Capital expenditures: The sum of drilling and development and exploration and evaluation from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

Cash dividends per share: Represents cash dividends declared per share and is a useful measure of the dividends a common shareholder was entitled to during the period.

Covenants: The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in Financial Position Review.

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the VIP, based on current estimates of future performance factors and forfeiture rates.

Free cash flow: Represents fund flows from operations in excess of capital expenditures.  We use free cash flow to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures. We also assess free cash flow as a percentage of fund flows from operations, which is a measure of the percentage of fund flows from operations that is retained for incremental investing and financing activities.

Fund flows from operations per basic and diluted share: Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method.

Net dividends: We define net dividends as dividends declared less proceeds received for the issuance of shares pursuant to the Dividend Reinvestment Plan. Management monitors net dividends and net dividends as a percentage of fund flows from operations to assess our ability to pay dividends.

Operating netback: Sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. In contrast, fund flows from operations netback also includes general and administration expense, corporate income taxes, and interest. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

Payout: We define payout as net dividends plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the payout or sustainability ratio) to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth.

Return on capital employed (ROCE): ROCE is a measure that we use to analyze our profitability and the efficiency of our capital allocation process. ROCE is calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

Vermilion Energy Inc.  ■  Page 55  ■  2019 Annual Report

The following tables reconcile net dividends, payout, and diluted shares outstanding from their most directly comparable GAAP measures as presented in our financial statements:

($M)	Q4 2019	Q3 2019	Q4 2018	2019	2018
Dividends declared	107,702	107,176	105,310	427,311	388,111
Shares issued for the Dividend Reinvestment Plan	(10,200)	(8,860)	(5,115)	(34,937)	(49,051)
Net dividends	97,502	98,316	100,195	392,374	339,060
Drilling and development	97,114	117,123	160,359	486,677	503,842
Exploration and evaluation	3,511	10,756	3,221	36,487	14,372
Asset retirement obligations settled	7,352	3,586	6,562	19,442	15,765
Payout	205,479	229,781	270,337	934,980	873,039
% of fund flows from operations	95%	106%	122%	103%	104%

('000s of shares)	Q4 2019	Q3 2019	Q4 2018
Shares outstanding	156,290	155,505	152,704
Potential shares issuable pursuant to the VIP	3,622	3,755	3,469
Diluted shares outstanding	159,912	159,260	156,173

The following tables reconciles the calculation of return on capital employed:

	Twelve Months Ended
($M)	Dec 31, 2019	Dec 31, 2018
Net earnings	32,799	271,650
Taxes	108,326	83,048
Interest expense	81,377	72,759
EBIT	222,502	427,457
Average capital employed	5,578,691	4,659,566
Return on capital employed	4%	9%

Vermilion Energy Inc.  ■  Page 56  ■  2019 Annual Report